Exhibit 99.1

Press release Corporate Communications Amsterdam, 5 November 2020 ING posts 3Q2020 net result of €788 million ING 3Q2020 result before tax of €1,204 million • Resilient result, with increased fee income and continued operational cost control; net interest income declines due to liability margin pressure, subdued lending growth and negative foreign currency impact • Result reflects significantly lower risk costs compared to 2Q2020, and impairments on our equity stake in TMB and on capitalised software ING provides capital update with revised CET1 ambition and distribution policy • New CET1 ratio ambition of around 12.5%, implying a ~200 bps buﬀer over current minimum regulatory requirements; our current CET1 ratio is 15.3% • New distribution policy of a 50% pay - out ratio of resilient net profit, in cash or a combination of cash and share repurchases CEO statement “Helping colleagues, customers and communities safely through the Covid - 19 pandemic remains a top priority, and I’m proud of how ING has stepped up to deal with this challenge,” said Steven van Rijswijk, CEO of ING Group. “The pandemic continues to have a significant impact everywhere, with the second wave in Europe and the US putting further pressure on consumers and businesses. Looking back, ING’s third - quarter results were resilient, with increased fee income from diversified income sources, coupled with good cost control and lower risk costs. We saw a reduction in net interest income resulting from margin pressure on liabilities combined with lower lending demand. Our easy, smart and personal digital - first oﬀering keeps attracting customers, with a net increase of 213,000 primary customers over the quarter. “Our ambition to keep transforming into a leading data - driven digital bank remains firm. However, the challenging external environment requires that we remain flexible in ‘how’ and ‘where’ we deliver our Think Forward strategy. We are therefore refocusing our activities to ensure faster client delivery and a continuously improving end - to - end digital customer experience. In Wholesale Banking, we will concentrate even more on core clients and simplify our geographical footprint, which will require fewer staﬀ. This includes closing our oﬃces in South America and some in Asia, while continuing to serve the international needs of clients from our regional hubs. “In further developing our digital universal bank we’ll focus our eﬀorts on three things: the global use of ING’s technology foundation – which includes our shared data lakes, cloud and modular IT building blocks; the re - use where possible of already developed mobile app components; and the rollout of global digital product oﬀerings in the areas of insurance, investments and consumer lending. We’ve therefore decided to considerably reduce the scope of Maggie, a programme launched to provide a standardised customer experience and integrate the product oﬀering in four of our European Challenger countries. The decision has been taken in light of the current economic headwinds and our learnings from the complexities and costs of cross - border system and product integration. “The change in Maggie’s scope has led to an impairment of €140 million, primarily related to capitalised software development costs. The refocusing of our wholesale and retail activities will result in a headcount reduction of approximately 1,000 FTEs by year - end 2021. “Today, we provide a capital update. Our new long - term CET1 ratio ambition level of around 12.5% translates into a ~200 bps buﬀer over current minimum regulatory requirements. We will manage well above this ambition level while Covid - 19 - related uncertainties remain. We also introduce a new distribution policy of a 50% pay - out ratio of resilient net profit, in the form of cash or a combination of cash and share repurchases. We believe this oﬀers a sustainable and attractive return, and we will periodically review whether ING has structural excess capital available to return to shareholders. The execution of this policy will comply with prevailing ECB recommendations on shareholder distributions. “We stay focused on our gatekeeper role and ensuring the security and compliance of the bank. Thanks to our KYC enhancements, ten more countries are now connected to our adverse media screening tool. We also support initiatives to collectively fight financial crime together with other banks and law enforcement and regulatory authorities. And we remain resolute in our eﬀorts to combat the climate crisis and contribute to a low - carbon society. Our second Terra report now includes our targets for how we will align our lending with the Paris climate goals in our nine most carbon - intensive sectors. I’m proud of the progress we continue to make, and how we’re living up to the transformational role we play in the economy and in society.” Analyst call 5 November 2020 at 9:00 am CET +31 (0)20 341 8221 (NL) +44 203 365 3209 (UK) +1 866 349 6092 (US) Live audio webcast at www.ing.com Media call 5 November 2020 at 11:00 am CET +31 (0)20 531 5855 (NL) +44 203 365 3210 (UK) Live audio webcast at www.ing.com Investor enquiries T: +31 (0)20 576 6396 E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com

2 ING Press Release 3Q2020 Business Highlights Share Information 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Shares (in millions, end of period) Total number of shares 3,896.6 3,896.7 3,900.5 3,900.6 3,900.6 - T r easury sha r es 0.6 0.9 1.3 0.5 1.5 - Sha r e s outstandin g 3,896.0 3,895.8 3,899.2 3,900.1 3,899.2 Average number of shares 3,895.8 3,895.9 3,896.3 3,899.5 3,900.0 Share price (in euros) End of period 9.60 10.69 4.78 6.20 6.06 High 10.50 10.97 11.08 7.27 7.17 Low 8.34 9.06 4.30 4.53 5.87 Net result per share (in euros) 0.35 0.23 0.17 0.08 0.20 Sha r eholders' equity per sha r e 13.74 (end of period in euros) 13.80 13.93 13.92 13.90 Dividend per share (in euros) - - - - - Price/earnings ratio 1) 7.2 8.7 4.3 7.6 9.0 Price/book ratio 0.70 0.77 0.34 0.45 0.44 Share information 1) Four - quarter rolling average Market capitalisation (in ð billion) 0 20 40 60 37 42 19 24 24 30 Sep. 2019 31 Mar. 2020 31 Dec. 2019 30 Jun. 2020 30 Sep. 2020 American Depositary Receipts (ADRs) For questions related to the ING ADR programme, please visit J.P. Morgan Depositary Receipts Services at www.adr.com, or contact: Shareholders or holders of ADRs can request a hard copy of ING’s audited financial statements, free of charge, at www.ing.com/publications.htm Stock exchanges Tickers (Bloomberg, Reuters) Security codes (ISIN, SEDOL) Euronext Amsterdam INGA NA, INGA.AS and Brussels New York Stock Exchange ING US, ING.N NL0011821202, BZ57390 / BYP1QY1 US4568371037, 2452643 Financial calendar Publication results 4Q2020: Publication 2020 ING Group Annual Report: 2021 Annual General Meeting: Ex - date for final dividend 2020 (Euronext Amsterdam)*: Record date for final dividend 2020 entitlement (Euronext Amsterdam)*: Record date for final dividend 2020 entitlement (NYSE)*: Publication results 1Q2021: Payment date final dividend 2020 (Euronext Amsterdam)*: Payment date final dividend 2020 (NYSE)*: Publication results 2Q2021: Ex - date for interim dividend 2021 (Euronext Amsterdam)*: Record date for interim dividend 2021 entitlement (Euronext Amsterdam)*: Record date for interim dividend 2021 entitlement (NYSE)*: Payment date interim dividend 2021 (Euronext Amsterdam)*: Payment date interim dividend 2021 (NYSE)*: Publication results 3Q2021: Friday, 12 February 2021 Thursday, 11 March 2021 Monday, 26 April 2021 Wednesday, 28 April 2021 Thursday, 29 April 2021 Thursday, 29 April 2021 Thursday, 6 May 2021 Friday, 7 May 2021 Friday, 14 May 2021 Friday, 6 August 2021 Tuesday, 10 August 2021 Wednesday, 11 August 2021 Monday, 16 August 2021 Wednesday, 18 August 2021 Wednesday, 25 August 2021 Thursday, 4 November 2021 * Only if any dividend is paid All dates are provisional Listing information The ordinary shares of ING Group are listed on the exchanges of Amsterdam, Brussels and New York (NYSE). Listings Table of contents Share Information Business Highlights Consolidated Results Retail Banking Wholesale Banking Corporate Line Consolidated Balance Sheet Risk Management Capital, Liquidity and Funding Economic Environment Appendix 2 3 4 9 13 16 17 19 21 23 24 Relative share price performance 1 January 2019 to 30 September 2020 140 120 100 80 60 40 30 Sep. 2020 1 July 2020 1 April 2020 1 Oct. 2019 1 Jan. 2020 1 Jan. 2019 1 April 2019 1 July 2019 Stoxx Europe 600 Banks ING Euro Stoxx Banks Euro Stoxx 50 Broker/Institutional investors please contact: J.P. Morgan Chase Bank, N.A. Depositary Receipts Group 383 Madison Avenue, Floor 11 New York, NY 10179 In the US: (866) JPM - ADRS Outside the US: +1 866 576 - 2377 ADR shareholders please contact: J.P. Morgan Chase Bank, N.A. Shareowner Services P.O. Box 64504 St. Paul, MN 55164 - 0504 Toll free number: +1 800 990 - 1135 Outside the US: +1 651 453 - 2128 Hearing impaired: +1 866 700 - 1652 Email: StockTransfer@equiniti.com

3 ING Press Release 3Q2020 Business Highlights This quarter we continued to put our strategy into practice, with a strong focus on keeping our colleagues and customers safe, while further enhancing the security and compliance of the bank. Despite the immediate challenges brought on by the Covid - 19 pandemic, we pressed on with our eﬀorts to support the energy transition and combat the climate crisis. Working eﬀectively in the ‘new normal’ The Covid - 19 pandemic has made it necessary to adapt to new ways of working and collaborating. Thanks to our digital foundation, we were able to quickly switch to a ‘work from home’ model, with more than 80% of all ING colleagues working from home at one point. We are now applying those learnings as we design a way of working best suited to the ‘new normal’ of a post - Covid - 19 world, with the health and safety of colleagues our top priority. We have created global guiding principles that aim to balance the advantages of working from home and working from the oﬃce. We will test and pilot these guiding principles in several countries when local health guidelines allow, taking a step - by - step approach that provides flexibility in implementation and respects local labour laws. Digital customer experience Our digital and contactless services help to keep customers safe by empowering them to do their banking and payments at a distance. Contactless mobile payment volumes continued to grow in all ING countries, with a 45% quarter - on - quarter increase in mobile card payment transactions largely as a result of increased digital behaviour from customers and more payment activity as lockdowns eased in many countries. And in the prolonged low interest environment, customers looking for alternatives to savings accounts are turning to investment products. We empower them to do so with smart mobile solutions like Easy Invest in the Netherlands, where customers can invest within minutes in four sustainable index funds. In Spain, retail investors have committed €1 billion in assets under management through our Carteras Naranja investment product, and in Germany we reached the milestone of €50 billion in assets under management from a total of 1.6 million investment accounts. In Belgium, all private individual customers can now use our OneWeb online banking solution, and 90% are migrated to the mobile OneApp also being used in Germany and the Netherlands. Focused innovation Innovation helps us to stay a step ahead of all the changes around us, and our innovation eﬀorts aim to meet customers’ current and future needs in easy, smart and personal ways. To increase the speed and impact of our innovations, we aim to combine all ongoing innovation activities in a new dedicated business area called ING Neo. Subject to Works Council advice, ING Neo will bring together our Group, Retail and Wholesale Banking innovation teams and Labs with the more than 30 companies in which our ING Ventures fund has invested. Keeping banking safe, secure and compliant We continue to enhance how we manage non - financial risks and ‘know your customer’ (KYC) obligations. The Covid - 19 pandemic has led to new banking behaviour from customers, and our Covid - 19 taskforce has been identifying and analysing new behavioural patterns, leading to new cases of unusual transactions being reported to the relevant authorities. ING is now using a global pre - transaction screening system, ensuring a consistent approach to how we monitor customers and transactions. Ten more countries are now connected to our adverse media screening tool, which continuously screens clients against news reports related to financial and economic crime. The comprehensive steps taken to strengthen the process and management of KYC risks in Italy have been recognised by the local regulator Banca d’Italia, who has lifted its ban, imposed last year, on the onboarding of new customers. And in the Netherlands, following a successful proof - of - concept, we will continue our collaboration with four other large Dutch banks as part of Transaction Monitoring Netherlands (TMNL), which monitors anonymised transactions using a shared database. We believe that fighting financial crime will be most eﬀective as a collaborative cross - border eﬀort between all relevant stakeholders, and we strongly support initiatives to collectively fight financial crime together with other banks, law enforcement and regulatory authorities, and other public and private parties. Sustainability We remain focused on helping to build back a better and low - carbon world through our sustainable financing. Our second annual Terra progress report provides an update on our eﬀorts to align our lending portfolio with the well - below - two - degrees goal of the Paris Climate Agreement. This update includes targets for all nine carbon - intensive sectors in scope, including a 19% reduction in financing to upstream oil & gas by 2040. We’re also integrating climate risk into our risk management framework, governance and business strategies . Our approach is detailed in our inaugural climate risk report . ING is one of the first banks to commit to publishing and acting on these types of climate disclosures . In support of our aim to facilitate the energy transition, we were involved in several significant green deals during the quarter. One such deal was for Northvolt AB: ING participated in a second lien debt facility to help establish Europe’s first homegrown gigafactory producing batteries for electric vehicles. Another example is the $1 billion senior secured credit facility for Aligned Energy, one of the world’s leading data centre providers. ING structured the sustainability - linked part of the loan, with Aligned Energy being the first data centre company to use a sustainability improvement loan. In total during the third quarter, ING supported 21 social and sustainability bonds, five green and sustainability improvement loans, and five sustainable structured finance transactions.

Consolidated Results

Consolidated results	3Q2020	3Q2019	Change	2Q2020	Change	9M2020	9M2019	Change
Profit or loss (in € million)								
Net interest income	3,329	3,529	-5.7%	3,430	-2.9%	10,260	10,481	-2.1%
Net fee and commission income	734	747	-1.7%	723	1.5%	2,240	2,133	5.0%
Investment income	103	104	-1.0%	19	442.1%	144	279	-48.4%
Other income	120	246	-51.2%	499	-76.0%	824	973	-15.3%
Total income	**4,286**	**4,626**	**-7.3%**	**4,671**	**-8.2%**	**13,468**	**13,867**	**-2.9%**
Staff expenses	1,429	1,462	-2.3%	1,458	-2.0%	4,352	4,273	1.8%
Regulatory costs[1]	111	106	4.7%	137	-19.0%	774	718	7.8%
Other expenses	1,073	872	23.1%	1,198	-10.4%	3,113	2,687	15.9%
Operating expenses	**2,613**	**2,440**	**7.1%**	**2,793**	**-6.4%**	**8,239**	**7,678**	**7.3%**
Gross result	**1,673**	**2,187**	**-23.5%**	**1,878**	**-10.9%**	**5,229**	**6,190**	**-15.5%**
Addition to loan loss provisions[2]	469	276	69.9%	1,336	-64.9%	2,466	692	256.4%
Result before tax	**1,204**	**1,911**	**-37.0%**	**542**	**122.1%**	**2,763**	**5,497**	**-49.7%**
Taxation	389	543	-28.4%	224	73.7%	942	1,526	-38.3%
Non-controlling interests	27	23	17.4%	19	42.1%	63	70	-10.0%
Net result	**788**	**1,344**	**-41.4%**	**299**	**163.5%**	**1,757**	**3,901**	**-55.0%**
Net result per share (in €)	0.20	0.35		0.08		0.45	1.00	
Capital ratios (end of period)								
ING Group shareholders' equity (in € billion)				54.3	-0.2%	54.2	53.5	1.3%
ING Group common equity Tier 1 ratio[3]				15.0%		15.3%	14.6%	
Customer lending/deposits (end of period, in € billion)								
Residential mortgages				298.7	0.1%	298.9	296.5	0.8%
Other customer lending				324.0	-4.7%	308.7	320.9	-3.8%
Customer deposits				605.8	0.0%	605.6	574.2	5.5%
Profitability and efficiency								
Interest margin	1.38%	1.54%		1.44%		1.45%	1.54%	
Cost/income ratio	61.0%	52.7%		59.8%		61.2%	55.4%	
Return on equity based on IFRS-EU equity[4]	6.0%	10.5%		2.3%		4.5%	10.3%	
Employees (internal FTEs, end of period)				55,772	1.3%	56,492	53,981	4.7%
Four-quarter rolling average key figures								
Interest margin	1.48%	1.54%		1.52%				
Cost/income ratio	60.9%	55.7%		58.9%				
Return on equity based on IFRS-EU equity[4]	5.1%	10.4%		6.1%				
Risk								
Stage 3 ratio (end of period)				1.6%		1.7%	1.6%	
Stage 3 provision coverage ratio (end of period)				31.3%		31.3%	29.3%	
Risk costs in bps of average customer lending	30	18		85		53	15	
Risk-weighted assets (end of period, in € billion)				322.2	-3.1%	312.3	319.7	-2.3%

[1] Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes ('DGS') and the (European) single resolution fund ('SRF').
[2] The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs.
[3] Interim profit not included in CET1 capital in 3Q2020 amounts to €2,541 million (2Q2020: €1,754 million, 3Q2019: €1,711 million).
[4] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

4 ING Press Release 3Q2020

5 ING Press Release 3Q2020 Consolidated Results ING’s third - quarter 2020 net result was €788 million, down from €1,344 million in the third quarter of 2019, but up from €299 million in the second quarter of 2020, which had been negatively aﬀected by elevated risk costs and impairments on goodwill reflecting the (expected) economic impact of the Covid - 19 pandemic. The third - quarter 2020 pre - tax result was negatively impacted by €370 million of impairments on ING’s equity stake in TMB as well as on capitalised software following the changed approach for project Maggie. Risk costs were higher year - on - year, but they declined significantly compared with the previous quarter. We saw a resumption of primary customer growth. Total primary customer relationships increased by 213,000 in the third quarter of 2020 to 13.7 million, and net customer deposits grew by €3.4 billion. Net core lending declined by €6.9 billion due to repayments on term loans and on revolving credit facilities following a spike at the end of March 2020, which had been driven by clients’ protective drawings to ensure liquidity amid the economic uncertainty. ING Group’s CET1 ratio rose to 15.3% at the end of September 2020 from 15.0% at the end of June 2020 due to a decrease in RWA (reflecting lower lending volumes, model impacts and currency impacts), partly oﬀset by a decline in CET1 capital. The latter was mainly due to currency impacts, while the net profit of the third quarter has been reserved for future dividend. ING’s return on IFRS - EU equity was 6.0% in the third quarter of 2020. On a four - quarter rolling average basis, the return on IFRS - EU equity was 5.1%. Total results The third - quarter 2020 result before tax fell 37.0% compared with a year ago to €1,204 million, mainly due to the aforementioned €370 million of impairments related to ING’s stake in TMB and the reduction in scope of project Maggie (previously called Model Bank), combined with €193 million of higher risk costs. Excluding the impairments, the gross result (before risk costs) declined 6.6% as income was 2.4% lower, while expenses rose 1.4%. Compared with the second quarter of 2020, which included €310 million of goodwill impairments, the result before tax improved by €662 million, or 122%, due to €867 million of lower risk costs. Excluding the aforementioned impairments in both quarters, the gross result decreased by €145 million, mainly due to lower income. Total income Total income declined by €340 million, or 7.3%, to €4,286 million compared with the third quarter of 2019. Of this amount, €230 million was caused by an impairment on our equity stake in TMB, mainly caused by the deteriorated macro - economic situation in Thailand. Excluding this impairment, income was 2.4% lower. This was mainly due to continued margin pressure on customer deposits and lower interest results from foreign currency ratio hedging in the Corporate Line. Compared with the second quarter of 2020, income fell by €385 million, or 8.2%. In addition to the impairment on TMB, this decline was mainly caused by lower income in Wholesale Banking (primarily Financial Markets) and in the Corporate Line. These factors were partially oﬀset by the annual dividend received from Bank of Beijing. Total customer lending decreased by €15.1 billion in the third quarter of 2020 to €607.6 billion. Adjusted for negative currency impacts and excluding declines in Treasury lending and the run - oﬀ portfolios of WUB and Lease, ING’s net core lending fell by €6.9 billion. Retail Banking grew net core lending by €1.1 billion. Of this amount, €1.0 billion was due to continued growth in residential mortgages, driven by Challengers & Growth Markets (predominantly Germany), while the mortgage portfolios of the Netherlands and Belgium declined. Other net core lending in Retail Banking grew by €0.1 billion, despite a €0.9 billion decline in the Netherlands. Net core lending in Wholesale Banking decreased by €8.0 billion, mainly reflecting repayments on term loans and further reductions in protective drawings associated with the Covid - 19 pandemic, which had spiked at the end of the first quarter. Customer deposits declined by €0.2 billion to €605.6 billion in the third quarter of 2020. Excluding a €1.5 billion decrease in Treasury and adjusted for €2.1 billion of negative currency impacts, net customer deposits grew by €3.4 billion. Retail Banking generated a net inflow of €4.4 billion, with growth in almost all segments, potentially reflecting lower business and consumer spending following the lockdown measures related to the Covid - 19 pandemic. Net customer deposits in Wholesale Banking decreased by €1.0 billion, mainly in Payments & Cash Management and in Financial Markets. Net interest income decreased to €3,329 million from €3,529 million in the third quarter of 2019. The interest results on customer deposits declined, caused by lower interest margins on both savings and current accounts due to lower reinvestment yields, while average current account volumes continued to increase. Although the overall lending margin remained stable, net interest income on customer lending declined slightly due to lower average volumes. Net interest income in the Corporate Line was also lower, mainly due to lower interest results from foreign currency ratio hedging. These declines were partly oﬀset by higher Treasury - related interest results, which were partially supported by the introduction of the ECB’s two - tiering system at the end of

Consolidated Results

October 2019. The interest result in Financial Markets, which can be volatile, was slightly lower.

Compared with the second quarter of 2020, total net interest income fell by €101 million, or 2.9%, of which about half was caused by lower interest results in the Corporate Line. Net interest income on customer lending declined slightly due to lower volumes, while there was a small improvement in the overall lending margin. The interest result on customer deposits was also lower due to continued margin pressure on both savings and current accounts. Treasury-related interest results were slightly higher, although this was partly offset by lower net interest income in Financial Markets.

Net interest income (in € million) and net interest margin (in %)


3,750
3,500
3,250
3,000
2,750
1.7
1.6
1.5
1.4
1.3
3,529
3,597
3,501
3,430
3,329
1.54%
1.57%
1.54%
1.54%
1.54%
1.51%
1.52%
1.44%
1.48%
1.38%
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020
Net interest income
Net interest margin
Net interest margin 4-quarter rolling average

ING's third-quarter 2020 net interest margin decreased to 1.38% from 1.44% in the second quarter of 2020. Two basis points of the decline were attributable to the increase of the average balance sheet, which was mainly due to higher average cash and balances with central banks following ING's participation in TLTRO III in June and partly offset by lower average customer lending compared with the second quarter. Any conditional benefit from TLTRO III on net interest income has not been included yet. The remainder of the decline in the net interest margin was mainly attributable to lower product margins on customer deposits and a lower contribution from the Corporate Line, as well as a relatively lower impact from lending activities in total net interest income, even with the slight improvement in margin. On a four-quarter rolling average basis, the net interest margin declined by four basis points to 1.48% compared with the previous quarter.

Net fee and commission income decreased 1.7% to €734 million from €747 million in the third quarter of 2019. In Retail Banking, net fee and commission income increased by €25 million. This was mainly driven by higher fee income on investment products, while fee income on daily banking products was more or less stable as the negative impact on (international) payment transactions from the lockdown measures related to the Covid-19 pandemic was compensated by higher fees for payment packages. Total fee income in Wholesale Banking fell by €41 million, primarily in Daily Banking & Trade Finance (mainly caused by the impact of lower average oil prices in Trade & Commodity Finance) and in Financial Markets. The latter was due to lower client activity and the impact of a €14 million reclassification from 'commissions paid' to 'other income' in the year-ago quarter.

Compared with the second quarter of 2020, net fee and commission income increased by €11 million, or 1.5%. Retail Banking fee income rose by €19 million, mainly due to higher daily banking fees reflecting a (partial) recovery of payment transactions following an easing of lockdown measures during the summer. This was partly offset by lower investment products fees due to a lower level of trades. Fee income in Wholesale Banking was €11 million lower, mainly due to seasonality in Financial Markets.

Investment income amounted to €103 million compared with €104 million in the third quarter of 2019, and included a €95 million annual dividend from our stake in Bank of Beijing (which was €2 million higher than in the year-ago quarter). Compared with the second quarter of 2020, investment income rose by €84 million, driven by the Bank of Beijing dividend and partly offset by lower realised results on debt securities.

Other income fell to €120 million from €246 million in the third quarter of 2019. Excluding the €230 million impairment on ING's equity stake in TMB, other income rose by €104 million, mainly due to positive valuation adjustments in Financial Markets. Sequentially, other income dropped by €379 million. In addition to the €230 million impairment on TMB, this decline was mainly due to subdued client activity and challenging market conditions in Financial Markets during the third quarter, whereas the second quarter included higher positive marked-to-market fair value adjustments related to syndicated loans in Wholesale Banking.

Operating expenses

Total operating expenses increased by €173 million, or 7.1%, year-on-year, but they declined by €180 million, or 6.4%, compared with the second quarter of 2020. Third-quarter 2020 total operating expenses included €140 million of impairments on capitalised software following the decision to change the approach for project Maggie (previously Model Bank). The second quarter of 2020 included €310 million of goodwill impairments on a number of acquisitions in the past following the negative developments in the macro-economic outlook for the relevant business units in the context of the Covid-19 pandemic. Regulatory costs in the third quarter of 2020 were €111 million compared with €106 million in the year-ago quarter and €137 million in the second quarter of 2020.

Operating expenses (in € million) and cost/income ratio (in %)


3,000
2,500
2,000
1,500
1,000
62.5
60.0
57.5
55.0
52.5
106
303
526
310
137
140
111
60.9%
58.9%
57.0%
56.6%
55.7%
2,334
2,372
2,307
2,345
2,362
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020
Expenses excluding regulatory costs and impairments
Regulatory costs
Impairments
C/I ratio (4-quarter rolling average)

6

ING Press Release 3Q2020

7 ING Press Release 3Q2020 Consolidated Results Expenses excluding regulatory costs and the aforementioned impairments increased by €28 million, or 1.2%, to €2,362 million compared with the third quarter of 2019. The higher expenses were mainly caused by the impact of collective - labour - agreement salary increases and one - oﬀ charges in this quarter (including legal provisions taken in Retail Netherlands and Spain and some other impairments), as well as €3 million of higher KYC - related expenses, whereas the year - ago quarter included a significant VAT refund in the Corporate Line. These increases were largely oﬀset by lower expenses for third - party staﬀ and other cost savings (including lower marketing and travel expenses as a result of the Covid - 19 restrictions), and the impact of the €40 million of legal provisions recorded at Challengers & Growth Markets in the third quarter of 2019. Compared with the second quarter of 2020, expenses excluding regulatory costs and the aforementioned impairments rose by €17 million, or 0.7%. The increase was visible in Retail Banking, mainly due to legal provisions taken in the Netherlands and Spain, whereas expenses in Wholesale Banking and the Corporate Line declined. Total KYC - related expenses declined by €4 million to €130 million in the third quarter of 2020. ING’s third - quarter 2020 cost/income ratio was 61.0% versus 52.7% in the year - ago quarter and 59.8% in the previous quarter. On a four - quarter rolling average basis, the cost/ income ratio increased to 60.9% from 55.7% one year ago and 58.9% in the previous four - quarter rolling period. Excluding regulatory costs and the aforementioned impairments as well as the impairment on TMB recorded under 'other income', the four - quarter rolling average cost/income ratio was 51.8%. Addition to loan loss provisions ING recorded €469 million of net additions to loan loss provisions in the third quarter compared with €276 million in the year - ago quarter and €1,336 million in the second quarter of 2020, when risk costs were severely impacted by a combination of increased collective provisioning reflecting the worsened macro - economic indicators due to the Covid - 19 pandemic and higher individual Stage 3 provisions. During this quarter, updated macro - economic indicators resulted in an €380 million overall release of collective provisions, predominantly in Stage 1 and Stage 2. However, as stricter lockdown restrictions are being put in place across Europe and as uncertainty remains, the eﬀect of the release was oﬀset by applying a management overlay to reflect the delay in expected credit losses. Together with the expected credit losses related to payment holidays granted to our clients, the total impact of releases and management overlay amounted to €172 million (versus €421 million in the second quarter of 2020). Stage 3 provisions were €290 million, well below the €771 million in the previous quarter. Addition to loan loss provisions (in € million) 1,500 1,000 500 0 - 500 Risk costs in bps of average customer lending (annualised) Stage 3 150 100 50 0 - 50 30 661 1,336 428 276 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 S2a%#  9 A ',!*3"',% - oR a*a,!# 1&##2 469 42 85 28 18 Wholesale Banking recorded €145 million of risk costs in the third quarter of 2020, up from €116 million in the year - ago quarter, but sharply down from €882 million in the second quarter of 2020. The third - quarter 2020 risk costs included €14 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay. The remaining risk costs were predominantly related to various individual Stage 3 files. The elevated risk costs in the second quarter of 2020 had included various large additions to individual Stage 3 files (including a sizeable provision for a suspected external fraud case), as well as high collective Stage 1 and Stage 2 provisioning as a result of the economic impact of the Covid - 19 pandemic, including €252 million of collective provisions related to a worsened macro - economic outlook. Retail Netherlands recorded €47 million of risk costs in the third quarter of 2020, including €48 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to a payment holiday. This is up slightly from €43 million of risk costs in the year - ago quarter, but down from €120 million in the second quarter of 2020, which had included €65 million of collective provisions related to the worsened macro - economic indicators at that time, including provisioning for payment holidays. Risk costs in Retail Belgium were €137 million, including €57 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to a payment holiday. This compares with €44 million of total risk costs one year ago and €156 million in the previous quarter, which had included €45 million of collective provisions reflecting the macro - economic indicators and payment holidays, as well as high individual Stage 3 provisions in business banking. Risk costs in the Retail Challengers & Growth Markets amounted to €140 million, including €53 million of collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to a payment holiday. This is up from €73 million of risk costs in the third quarter of 2019, but down from €178 million in the previous quarter, which had included €59 million of collective provisions related to the worsened macro - economic indicators in that quarter. The third - quarter 2020 risk costs were recorded mainly

8 ING Press Release 3Q2020 Segment Reporting: Retail Banking Consolidated Results in Australia, Romania, Germany and Poland. Risk costs in Germany are still relatively low at 12 basis points of average customer lending. ING Group’s Stage 2 ratio increased in the third quarter of 2020 to 7.6% from 7.0% at the end of June, and the Stage 3 ratio slightly increased to 1.7% from 1.6%. Total third - quarter 2020 risk costs amounted to 30 basis points of average customer lending on an annualised basis. Excluding the €172 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to payment holidays, risk costs were 19 basis points of average customer lending. ING’s through - the - cycle average is approximately 25 basis points. Result before tax Result before tax (in € million) 2,500 2,000 1,500 1,000 500 0 1,204 1,337 542 1,017 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 1,911 ING’s third - quarter 2020 result before tax was €1,204 million, down 37.0% from the year - ago quarter, mainly due to the impairments on TMB and project Maggie, combined with higher risk costs and lower net interest income. Compared with the second quarter of 2020, the result before tax more than doubled as the significantly lower risk costs more than oﬀset the impact of the impairments. Net result ING’s net result was €788 million, down 41.4% year - on - year, but 164% higher than in the second quarter of 2020. The third - quarter 2020 eﬀective tax rate was 32.3% compared with 28.4% in the year - ago quarter and 41.3% in the previous quarter. Year - to - date, the eﬀective tax rate was 34.1% versus 27.8% in the same period of 2019. The relatively high eﬀective tax rate in 2020 was mainly caused by the lower result before tax, which included the non - deductible impairment on our stake in TMB as well as the non - deductible goodwill impairments recorded in the second quarter . Return on equity ING Group (in %) 15 0 5 10 5.1 10.4 9.4 6.1 8.4 10.5 6.8 5.1 2.3 6.0 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) In the third quarter of 2020, ING’s return on average IFRS - EU equity was 6.0% compared with 10.5% reported over the third quarter of 2019 and 2.3% over the second quarter of 2020. On a four - quarter rolling average basis, the return on ING Group’s average IFRS - EU equity declined to 5.1% from 10.4% one year ago. This decline in ROE was caused by a 49.0% lower four - quarter rolling net result, combined with a 4.5% increase in average equity. ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'interim profit not included in CET1 capital'. As at 30 September 2020, interim profit not included in CET1 capital amounted to €2,541 million, reflecting the reservation for the 2019 final dividend, which was suspended until at least 1 January 2021, as well as the full net profit over the third quarter of 2020, which has been reserved for future dividend. ING’s net result per share was €0.20 in the third quarter of 2020, based on an average number of shares outstanding of 3,900 million during the quarter. For the first nine months of 2020, the net result per share was €0.45. Dividend ING has decided to change its distribution policy from a progressive dividend to a pay - out ratio of 50% of resilient net profit (excluding extraordinary items). The 50% pay - out may be in the form of cash or a combination of cash and share repurchases. Any dividend or capital distribution is subject to prevailing ECB recommendation.

9 ING Press Release 3Q2020 Segment Reporting: Retail Banking Retail Benelux Retail Netherlands Retail Netherlands posted a result before tax of €540 million in the third quarter of 2020, up by €5 million, or 0.9%, from the year - ago quarter. The slight increase in pre - tax result was mainly attributable to higher Treasury - related revenues. This was largely oﬀset by lower net interest income on mortgages and savings and current accounts, as well as slightly higher risk costs. Expenses remained flat year - on - year. Sequentially, the result before tax increased by €51 million, or 10.4%. This was predominantly caused by €73 million of lower risk costs. Income decreased, mainly reflecting lower income on mortgages, while operating expenses were €10 million higher than in the second quarter of 2020, due to the impact of provisions. The return on equity, based on a 13.5% common equity Tier 1 ratio, remained strong at 26.5% in the third quarter of 2020. Result before tax - Retail Netherlands (in ð million) 800 600 400 200 0 535 489 537 554 540 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Total income increased by €9 million, or 0.8%, year - on - year. Higher Treasury - related income was largely oﬀset by lower interest results on mortgages due to lower margins and a slight decrease in volume, as well as lower net interest income on savings and current accounts caused by margin compression, while average current account volumes continued to increase. Sequentially, total income decreased by €11 million, or 1.0%. This was mainly attributable to lower interest results on mortgages and lower interest results on savings and current accounts. These factors were only partly oﬀset by higher fee income, mainly due to an increasing number of daily banking transactions, following subdued activity in the previous quarter due to lockdown measures. Total customer lending decreased by €4.1 billion in the third quarter of 2020 to €158.5 billion. Net core lending (excluding Treasury and the WUB run - oﬀ portfolio) decreased by €1.1 billion, of which €0.8 billion was in business lending (following lower usage of overdrafts) and €0.2 billion was due to lower mortgages. Customer deposits increased by €0.4 billion in the third quarter to €165.2 billion. Excluding Treasury, net customer deposits grew by €1.2 billion, reflecting an increase of €1.5 billion in current accounts, while savings and deposits decreased by €0.3 billion. Operating expenses remained flat versus the year - ago quarter at €532 million, as lower staﬀ costs (including absorbing annual salary increases) and lower marketing and travel expenses were oﬀset by €30 million in provisions related to legal claims and the announced closure of branches. On a sequential basis, expenses increased by €10 million, or 1.9%, mainly owing to the aforementioned provisions, partly compensated by lower regulatory expenses and cost savings, including lower expenses as a result of Covid - 19 measures. In € million Retail Benelux 3Q2020 3Q2019 Netherlands Belgium 3Q2020 3Q2019 3Q2020 3Q2019 Profit or loss Net interest income 1,320 1,383 871 895 448 488 Net fee and commission income 273 274 174 178 99 96 Investment income 3 3 2 1 1 2 Other income 108 67 72 37 37 31 Total income 1,704 1,727 1,119 1,110 585 617 Expenses excl. regulatory costs 863 876 507 508 356 367 Regulatory costs 25 22 25 24 0 - 2 Operating expenses 888 898 532 532 356 366 Gross result 816 829 587 578 229 252 Addition to loan loss provisions 184 87 47 43 137 44 Result before tax 632 742 540 535 92 207 Customer lending/deposits (end of period, in € billion) Residential mortgages 149.4 151.8 110.8 112.6 38.6 39.3 Other customer lending 100.0 100.2 47.7 49.3 52.3 50.9 Customer deposits 257.8 241.2 165.2 151.2 92.6 90.0 Profitability and efficiency Cost/income ratio 52.1% 52.0% 47.5% 47.9% 60.8% 59.2% Return on equity based on 13.5% CET1 1) 15.9% 17.2% 26.5% 22.0% 4.6% 10.8% Employees (internal FTEs, end of period) 17,651 17,471 9,833 9,424 7,818 8,047 Risk Risk costs in bps of average customer lending 29 14 12 11 60 20 Risk - weighted assets (end of period, in € billion) 86.8 94.6 45.2 54.1 41.5 40.5 Retail Benelux: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised).

10 ING Press Release 3Q2020 Segment Reporting: Retail Banking Third - quarter 2020 risk costs were €47 million, or 12 basis points of average customer lending. Risk costs were €43 million in the third quarter of 2019 and €120 million in the second quarter of 2020, which had included €65 million of collective provisions related to the macro - economic indicators and to loans subject to payment holidays. Risk costs for the third quarter of 2020 were fully driven by €48 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to a payment holiday. Risk - weighted assets increased by €0.1 billion in the third quarter of 2020 to €45.2 billion as an increase in operational RWA was largely oﬀset by a decline in lending volume. Retail Belgium Retail Belgium, which includes Luxembourg, posted a third - quarter 2020 result before tax of €92 million versus €207 million in the year - ago quarter. The decrease was mainly attributable to higher risk costs, combined with lower net interest income on savings and current accounts due to margin compression, partly oﬀset by lower expenses. On a sequential basis, the result before tax increased by €36 million as lower expenses and a decrease in risk costs more than oﬀset a decline in income. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 4.6% in the third quarter of 2020. - 92 56 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Result before tax - Retail Belgium (in ð million) 400 - 200 0 200 207 92 111 Total income decreased by €32 million, or 5.2%, year - on - year. This decrease mainly reflects lower net interest income due to lower margins on savings and current accounts, as well as lower margins on lending products, whereas Treasury - related revenues were higher. Sequentially, total income decreased by €36 million, or 5.8%. This was mainly due to lower lending income (primarily in consumer lending) combined with decreased Treasury - related revenues and seasonally lower fee income on investment products. The latter was partly oﬀset by higher fees on daily banking products following the decline in fees in the second quarter due to the lockdown measures. Customer lending increased by €0.2 billion in the third quarter of 2020 to €90.9 billion. Net core lending (excluding Treasury) also increased by €0.2 billion, of which €0.4 billion was in business lending and €0.1 billion in consumer lending; residential mortgages declined by €0.3 billion. Total customer deposits decreased by €1.0 billion in the third quarter to €92.6 billion. Excluding Treasury, net customer deposits decreased by €0.5 billion. Operating expenses were €356 million, a decrease of €10 million from the third quarter of 2019. This decrease was mainly due to lower staﬀ costs driven by transformation initiatives, as well as cost savings (including lower expenses as a result of Covid - 19 measures), partly oﬀset by higher IT expenses. On a sequential basis, expenses declined by €52 million, of which €43 million was caused by the goodwill impairment recognised in the second quarter relating to a previous acquisition made by ING Belgium. Excluding the goodwill impairment, expenses decreased by €9 million, mainly reflecting lower regulatory expenses. Third - quarter 2020 risk costs were €137 million, or 60 basis points of average customer lending. Risk costs included €57 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to a payment holiday. The remaining risk costs were mainly related to business lending, including provisioning on a number of individual files. Risk costs were €44 million in the third quarter of 2019 and €156 million in the previous quarter, which had included €45 million of collective provisions related to the macro - economic indicators and to loans subject to payment holidays. Risk - weighted assets decreased by €1.0 billion in the third quarter of 2020 to €41.5 billion. The decrease mainly reflects model updates.

11 ING Press Release 3Q2020 Segment Reporting: Retail Banking In € million Retail Challengers & Growth Markets 3Q2020 3Q2019 Germany Other Challengers & Growth Markets 3Q2020 3Q2019 3Q2020 3Q2019 Profit or loss Net interest income 1,085 1,100 395 403 690 697 Net fee and commission income 206 180 97 74 109 106 Investment income 99 101 3 4 96 97 Other income - 160 75 19 28 - 179 47 Total income 1,230 1,456 515 509 715 947 Expenses excl. regulatory costs 899 753 253 234 647 519 Regulatory costs 74 72 19 15 55 56 Operating expenses 973 825 272 249 702 576 Gross result 256 631 243 260 13 371 Addition to loan loss provisions 140 73 26 - 7 114 80 Result before tax 116 559 217 268 - 100 291 Customer lending/deposits (end of period, in € billion) Residential mortgages 148.7 143.7 78.6 75.6 70.1 68.1 Other customer lending 38.6 39.4 11.4 11.0 27.2 28.4 Customer deposits 279.9 267.1 141.5 137.2 138.4 129.9 Profitability and efficiency Cost/income ratio 79.2% 56.7% 52.8% 49.0% 98.1% 60.8% Return on equity based on 13.5% CET1 1) 2.2% 16.0% 16.3% 20.3% - 6.4% 13.7% Employees (internal FTEs, end of period) 24,756 22,999 5,602 4,933 19,154 18,066 Risk Risk costs in bps of average customer lending 30 16 12 - 3 47 34 Risk - weighted assets (end of period, in € billion) 76.3 76.9 29.5 26.5 46.9 50.4 Retail Challengers & Growth Markets: Consolidated profit or loss account 1) After - tax return divided by average equity based on 13.5% of RWA (annualised). Retail Challengers & Growth Markets Retail Germany Retail Germany, which includes Austria, recorded a third - quarter 2020 result before tax of €217 million, which is €51 million lower than in the third quarter of 2019. This decrease was primarily due to higher risk costs as well as higher expenses related to business growth. Compared with the second quarter of 2020, the result before tax decreased by €45 million. This was due to higher risk costs and lower income – mainly reflecting lower fee income on investment products and savings - margin compression – while expenses remained flat. Result before tax - Retail Germany (in ð million) 400 300 200 100 0 232 217 268 262 241 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Retail Germany continued to record solid growth in the third quarter of 2020, adding approximately 60,000 primary customers. Net core lending grew by €1.4 billion. The return on equity, based on a 13.5% common equity Tier 1 ratio, was 16.3% for the quarter. Total income was €515 million, up 1.2% from the third quarter of 2019. The increase was mainly driven by higher fee income on investment products thanks to a higher number of brokerage trades compared with a year ago. Higher lending income at healthy margins as well as higher Treasury - related revenues largely compensated for the continued margin pressure on savings and current accounts. Compared with the second quarter of 2020, total income decreased by €27 million. This is mainly explained by lower fee income on investment products, reflecting a lower number of trades in less volatile markets, combined with continued margin pressure on savings and current accounts and lower Treasury - related results. Total customer lending grew by €1.7 billion in the third quarter of 2020 to €90.0 billion. Net core lending, which excludes Treasury products, was up by €1.4 billion, mainly attributable to mortgages. Customer deposits increased by €1.8 billion to €141.5 billion. Excluding Treasury, net customer deposits increased by €1.7 billion, driven by equal growth in savings and current accounts. Operating expenses increased by €23 million from the third quarter of 2019. The increase was mainly due to investments to support business growth and to higher regulatory costs, as well as the consolidation of a subsidiary as from the first quarter of 2020. Sequentially, operating expenses remained flat. Risk costs were €26 million in the third quarter of 2020, including €3 million of collective provisions reflecting the updated macro - economic indicators, including the

12 ING Press Release 3Q2020 Segment Reporting: Wholesale Banking Segment Reporting: Retail Banking management overlay, compared with a net release of €7 million in the third quarter of 2019, which had included a release related to a mortgage model update. Compared with the second quarter of 2020, risk costs were up by €18 million, mainly related to consumer lending. Risk - weighted assets increased by €0.9 billion in the third quarter of 2020 to €29.5 billion, predominantly resulting from higher operational RWA. Retail Other Challengers & Growth Markets The third - quarter result before tax of Retail Other Challengers & Growth Markets was € - 100 million, reflecting €370 million of impairments. Of the total impairments, €230 million was related to ING’s equity stake in TMB, mainly caused by the deteriorated macro - economic situation in Thailand (booked as negative income). In addition, €140 million reflects the impairment of capitalised software following the decision to change the approach for project Maggie (booked as operating expenses). Excluding the aforementioned impairments, the result before tax for the third quarter was €270 million, down from €291 million one year ago. This decrease was mainly due to higher risk costs, partially oﬀset by lower expenses. Compared with the second quarter of 2020, excluding impairments, the result before tax increased by €163 million. The increase was attributable to higher income (supported by the annual dividend received from Bank of Beijing) and lower risk costs in third quarter of 2020, while expenses were higher. The return on equity, based on a 13.5% common equity Tier 1 ratio, was - 6.4% in the third quarter of 2020. On a four - quarter rolling average basis, the ROE declined to 3.9% from 10.3% one year ago. Excluding the aforementioned impairments, the four - quarter rolling average ROE would have been 8.9%. Result before tax - Retail Other Challengers & Growth Markets (in ð million) 200 0 200 400 107 206 291 189 - 100 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Total income was €715 million for the third quarter of 2020. Excluding the €230 million impairment on ING’s stake in TMB, income was €945 million, almost on par with the €947 million recorded one year ago. Excluding currency impacts of € - 43 million, income rose by €41 million, driven by higher net interest income reflecting higher volumes and despite the margin pressure on savings and current accounts, combined with increased net fee and commission income. Compared with the second quarter of 2020 and excluding the TMB impairment, income increased by €119 million. This was mainly driven by higher investment income due to the €95 million Bank of Beijing dividend, as well as higher fee income . The latter reflected a higher, though still suppressed level of daily banking transactions after a very low level in the previous quarter due to the lockdown measures . Customer lending decreased by €0.7 billion in the third quarter to €97.3 billion, mainly reflecting negative currency impacts, notably Turkish lira. Excluding these currency impacts and Treasury, net core lending increased by €0.5 billion, primarily driven by growth in Poland and Spain. Customer deposits increased by €0.5 billion in the third quarter to €138.4 billion. Net customer deposits (excluding currency impacts and Treasury) grew by €2.0 billion, driven by net inflows mainly in Australia, Spain and Poland. Total expenses were €702 million in the third quarter. Excluding the €140 million impairment following the decision to change the approach for project Maggie, expenses decreased by €14 million from a year ago to €562 million in the third quarter of 2020. This decline reflects €40 million of legal provisions recorded in the third quarter of 2019 and currency impacts of € - 20 million, which were largely oﬀset by higher expenses due to business growth and a €7 million legal provision in Spain. Compared with the second quarter of 2020, total expenses excluding the impairment for project Maggie increased by €12 million. Third - quarter 2020 risk costs were €114 million and included €50 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay and provisioning for loans subject to payment holidays in Australia. Total risk costs increased by €34 million compared with the third quarter of 2019, but were €56 million lower than in the previous quarter, which had included €57 million of collective provisioning related to the worsened macro - economic indicators in the second quarter of 2020. Risk - weighted assets decreased by €1.0 billion in the third quarter of 2020 to €46.9 billion, mainly due to currency impacts and the impairment of our equity stake in TMB, partly oﬀset by higher operational RWA.

13 ING Press Release 3Q2020 Segment Reporting: Wholesale Banking Wholesale Banking In the third quarter of 2020, the result before tax of Wholesale Banking was €577 million, up slightly from €576 million one year ago. This minor change mainly reflects lower income in Daily Banking & Trade Finance and higher risk costs, oﬀset by positive valuation adjustments and lower operating expenses. Sequentially, the result before tax was €879 million higher than in the previous quarter. This is primarily explained by a sharp decline in risk costs and lower operating expenses (as the second quarter included a €260 million goodwill impairment), which were only partly oﬀset by lower income. Customer lending decreased by €12.2 billion in the third quarter of 2020 to €170.5 billion. Adjusted for currency impacts and excluding Treasury and the lease run - oﬀ portfolio, net core lending declined by €8.0 billion, mainly due to the repayment of term loans and the further reduction of revolving credit facilities after a spike at the end of the first quarter. Customer deposits declined by €1.9 billion in the third quarter of 2020 to €67.9 billion. Excluding currency impacts and Treasury, the decrease in net customer deposits was €1.0 billion and found mainly in Payments & Cash Management and in Financial Markets. The return on equity, based on a 13 . 5 % common equity Tier 1 ratio, was 8 . 2 % in the third quarter of 2020 . On a four - quarter rolling average basis, the ROE declined to 1 . 6 % from 8 . 2 % one year ago . Result before tax - Wholesale Banking (in ð million) - 500 750 500 250 0 - 250 - 302 576 577 236 98 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Total income rose by €15 million year - on - year to €1,374 million, with all product groups recording higher income, except for Daily Banking & Trade Finance. Sequentially, income decreased by €135 million, or 8.9%, primarily due to lower income in Financial Markets and, to a lesser extent, Lending. Net interest income decreased by €29 million, or 3.1%, year - on - year. This decrease mainly reflects lower interest margins in Daily Banking & Trade Finance and lower average outstandings in Lending, partly oﬀset by a higher interest result in Treasury & Other. On a sequential basis, net interest income was down €18 million, mainly caused by lower average outstandings in Lending at slightly higher margins and lower interest results in Financial Markets. Net fee and commission income decreased by €41 million, or 13.9%, compared with the third quarter of 2019. This was mostly due to lower fees in Trade & Commodity Finance as a result of lower average oil prices, and in Financial Markets due to lower client activity coupled with the impact of a €14 million reclassification from 'commissions paid' to 'other income' in In € million 3Q2020 3Q2019 3Q2020 3Q2019 3Q2020 3Q2019 3Q2020 3Q2019 3Q2020 3Q2019 Profit or loss Net interest income 909 938 618 633 152 192 86 94 53 19 Net fee and commission income 253 294 122 121 106 126 26 46 - 1 1 Investment income 2 1 0 0 0 1 0 1 1 0 Other income 210 127 7 - 11 9 17 184 92 10 29 Total income 1,374 1,359 747 744 267 335 297 232 64 49 Expenses excl. regulatory costs 644 657 220 219 186 169 183 198 55 70 Regulatory costs 8 1 1 0 0 0 3 1 1 6 7 Operating expenses 652 668 220 219 186 172 184 199 62 78 Gross result 722 692 526 525 81 163 113 33 2 - 29 Addition to loan loss provisions 145 116 146 129 - 4 - 5 2 0 1 - 8 Result before tax 577 576 381 396 85 167 111 33 1 - 21 Customer lending/deposits (end of period, in € billion) Residential mortgages 0.8 0.9 0.0 0.0 0.0 0.0 0.0 0.0 0.8 0.9 Other customer lending 169.7 180.9 137.8 143.6 26.2 31.1 1.4 1.8 4.2 4.5 Customer deposits 67.9 66.0 0.5 0.4 58.5 55.1 5.0 5.8 4.0 4.7 Profitability and efficiency Cost/income ratio 47.4% 49.1% 29.5% 29.5% 69.8% 51.4% 61.8% 85.7% 96.9% 159.6% Return on equity based on 13.5% CET1 1) 8.2% 8.4% 8.0% 8.9% 8.8% 15.4% 9.1% 3.3% 5.5% - 5.0% Employees (internal FTEs, end of period) 14,078 13,509 Risk Risk costs in bps of average customer lending 33 25 41 36 - 6 - 6 64 0 7 - 58 Risk - weighted assets (end of period, in € billion) 146.6 145.4 94.4 93.4 21.0 23.4 24.4 19.4 6.8 9.2 Wholesale Banking: Consolidated profit or loss account Total Wholesale Banking L ending Daily Banking & Trade Finance Financial Markets 2) Treasury & Other 1) After - tax return divided by average equity based on 13.5% of RWA (annualised). 2) Return on equity of ING's total Financial Markets activities (including Retail Banking) was 11.6% in 3Q2020 and 5.8% in 3Q2019.

14 ING Press Release 3Q2020 Segment Reporting: Wholesale Banking the year - ago quarter. Sequentially, net fee and commission income decreased 4.2% as higher fees in Lending were more than oﬀset by declines in the other product groups. Total other income was €210 million, up from €127 million in the third quarter of 2019. The increase resulted primarily from positive valuation adjustments in Financial Markets and higher other income in Lending, which included positive marked - to - market adjustments related to syndicated loans. Sequentially, other income decreased by €105 million, predominantly due to lower results in Financial Markets (after a strong second quarter) as well as lower positive marked - to - market adjustments in Lending. Operating expenses decreased to €652 million from €668 million in the third quarter of 2019, including €14 million of impairments. Excluding these impairments, regulatory costs and currency impacts, expenses decreased by €17 million. This decrease was mostly driven by ongoing cost - eﬃciency measures, lower performance - related costs and lower travel - related expenses in the context of the Covid - 19 pandemic. These factors were partly oﬀset by higher staﬀ expenses related to annual salary increases and higher KYC costs. Sequentially, operating expenses decreased by €277 million, primarily due to the €260 million goodwill impairment recorded in the second quarter. Excluding the impairments, regulatory costs and currency impacts, expenses were €10 million lower, mainly attributable to the aforementioned cost - eﬃciency measures. Risk costs amounted to €145 million in the third quarter of 2020, or 33 basis points of average customer lending, compared with €116 million in the year - ago quarter. However, risk costs were well below the €882 million recorded in the second quarter of 2020, which had included elevated Stage 3 provisions as well as high collective Stage 1 and Stage 2 provisions reflecting the worsened macro - economic indicators driven by the Covid - 19 pandemic. In the third quarter of 2020, risk costs included €14 million of additional collective provisions reflecting the updated macro - economic indicators, including the management overlay. Furthermore, the risk costs predominantly reflect various individual Stage 3 provisions, primarily attributable to some existing files in the Netherlands, the UK, Asia and the Americas. Risk - weighted assets decreased in the third quarter of 2020 by €8.9 billion to €146.6 billion, largely due to currency impacts, lower market risk - weighted assets and a volume decline, partly oﬀset by an increase of the TRIM add - on for large corporates. Lending Lending posted a result before tax of €381 million versus €396 million in the year - ago quarter. This decrease was mostly caused by higher risk costs and a decline in net interest income, partly oﬀset by higher other income. Sequentially, the result before tax increased by €665 million, mainly driven by a sharp decline in risk costs. Net core lending (excluding currency eﬀects) decreased by €6.4 billion in the third quarter of 2020, mainly due to repayments of term loans and further reduced utilisation of protective drawings on revolving credit facilities, which started at the onset of the Covid - 19 pandemic in the first quarter of 2020. Result before tax - Lending (in ð million) 600 300 0 300 600 396 381 337 84 - 284 3Q2019 4Q2019 1Q2020 2Q2020 3Q2020 Total lending income was €747 million, an increase of 0.4% year - on - year, primarily due to higher other income, which included €10 million of positive marked - to - market adjustments related to syndicated loans, whereas the year - ago quarter contained several smaller negative valuation adjustments. This increase was partly oﬀset by lower net interest income, mainly due to negative currency impacts, which resulted in lower average outstandings. Sequentially, income decreased 3.9%, reflecting both lower other income and net interest income, while fee income rose. The decrease in other income is mainly explained by higher positive valuation adjustments in the previous quarter (related to the partial reversal of the negative valuation adjustments in the first quarter of 2020). Net interest income declined due to lower average volumes – albeit at slightly higher margins – as a result of decreased protective drawings under lower - margin revolving credit facilities. The increase in fee income mainly reflects a higher number of closings on syndicated transactions. Expenses showed a slight increase of 0.5% compared with the third quarter of 2019 as ongoing cost - eﬃciency measures, lower performance - related costs and the impact of the travel restrictions caused by the Covid - 19 pandemic were oﬀset by higher staﬀ expenses related to annual salary increases, as well as higher KYC costs. Sequentially, operating expenses fell 3.5%. This decrease mostly reflects the aforementioned cost - eﬃciency measures and lower regulatory costs. Risk costs amounted to €146 million, up from €129 million in the year - ago quarter, and were mainly attributable to various files in the Netherlands, Asia, the UK and the Americas. Sequentially, risk costs decreased by €687 million from €833 million in the second quarter of 2020, which had included elevated Stage 3 provisions (including a sizeable provision for a suspected external fraud case), as well as high collective Stage 1 and Stage 2 provisions. Daily Banking & Trade Finance Daily Banking & Trade Finance recorded a result before tax of €85 million versus €167 million in year - ago quarter, reflecting lower income, while expenses increased. Sequentially, the pre - tax result rose by €44 million, predominantly driven by lower risk costs, which were partly oﬀset by decreased income.

Segment Reporting: Wholesale Banking

Result before tax - Daily Banking & Trade Finance (in € million)


300
200
100
0
167
31
46
41
85
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020

Total income decreased 20.3% year-on-year. This was mainly attributable to lower margins in Payments & Cash Management, which were primarily caused by Fed rate cuts, as well as lower average oil prices which affected net interest and fee income in Trade & Commodity Finance. Compared with the second quarter of 2020, income decreased 3.3%, mainly due to Trade & Commodity Finance and Payments & Cash Management. This decrease was only partly offset by higher income from Bank Mendes Gans that was driven by higher net interest income stemming from increased margins. Net core lending in DB&TF decreased by €1.8 billion, primarily in Trade & Commodity Finance.

Operating expenses increased 8.1% year-on-year, mainly due to an additional impairment on intangible assets and higher IT expenses, partly compensated by lower staff costs and decreased regulatory expenses. Sequentially, expenses fell 2.1% due to lower regulatory costs.

Risk costs were €-4 million for the quarter compared with €-5 million in the third quarter of 2019 and €46 million in the previous quarter.

Financial Markets

Financial Markets recorded a result before tax of €111 million compared with €33 million in the third quarter of 2019 and €217 million in the second quarter of 2020.

Result before tax - Financial Markets (in € million)


300
200
100
0
-100
-200
33
-101
-78
217
111
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020

Income rose by €65 million from one year ago, mainly due to €91 million of positive valuation adjustments versus €-25 million in the third quarter of 2019. Excluding these valuation adjustments, revenues decreased by €51 million, or 19.8%, primarily due to subdued client activity and challenging market conditions.

Compared with the second quarter of 2020, which included €87 million of positive valuation adjustments, income fell by €109 million. This decrease was primarily caused by lower net revenues due to the aforementioned drivers.

Operating expenses decreased 7.5% year-on-year, mainly due to lower staff costs as well as lower IT expenses. Sequentially, operating expenses declined by €4 million, predominantly due to lower regulatory costs and staff-related expenses.

Treasury & Other

Treasury & Other recorded a result before tax of €1 million versus €-21 million in the third quarter of 2019 and €-276 million in the previous quarter. The second-quarter 2020 result included €260 million of goodwill impairments related to a number of acquisitions in the past.

Result before tax - Treasury & Other (in € million)


100
0
-100
-200
-300
-400
-21
-31
46
-276
1
3Q2019
4Q2019
1Q2020
2Q2020
3Q2020

Income increased to €64 million from €49 million a year ago, mainly reflecting higher Treasury income and higher hedge results, partly offset by lower Corporate Investments and Corporate Finance income. Sequentially, total income increased by €14 million, driven by higher hedge results that were partly offset by lower Corporate Finance fees and lower income from Corporate Investments.

Operating expenses, excluding goodwill impairments, declined by €16 million year-on-year and by €2 million compared with the second quarter of 2020. The decrease compared with previous quarter was largely attributable to lower travel costs as a result of restrictions related to the Covid-19 pandemic as well as lower regulatory expenses.

Risk costs amounted to €1 million for the quarter compared to €-8 million in the third quarter of 2019 (which included a release in the General Lease portfolio) and €2 million in the second quarter of 2020.

ING Press Release 3Q2020

15

Segment Reporting: Corporate Line

Corporate Line: Consolidated profit or loss account		
in € million	3Q2020	3Q2019
Profit or loss		
Net interest income	15	108
Net fee and commission income	2	0
Investment income	0	-1
Other income	-39	-23
Total income	**-22**	**84**
Expenses excl. regulatory costs	95	49
Regulatory costs	5	1
Operating expenses	**100**	**49**
Gross result	**-122**	**35**
Addition to loan loss provisions	0	0
Result before tax	**-122**	**35**
of which:		
Income on capital surplus	-7	-7
Foreign currency ratio hedging	55	146
Other Group Treasury	-67	-65
Group Treasury	-20	74
Other Corporate Line	-102	-39

The Corporate Line posted a result before tax of €-122 million in the third quarter of 2020 compared with €35 million in the third quarter of 2019. Total income decreased to €-22 million from €84 million one year ago, mainly due to a decline in net interest income. The deterioration was primarily due to lower interest results from foreign currency ratio hedging. Other income was also lower year-on-year, mainly as a result of negative revaluations on financial instruments. Operating expenses increased by €51 million, as in the third quarter of 2019 a high VAT refund was recognised.

Compared with the second quarter of 2020, the result before tax decreased by €52 million. Income fell by €64 million, primarily due to lower income from foreign currency ratio hedging and negative revaluation results on financial instruments. Operating expenses decreased by €12 million, mainly owing to some impairments taken in the second quarter of 2020.

In the third quarter of 2020, the Group Treasury-related result before tax was €-20 million compared with €74 million in the same quarter of the previous year. The foreign currency ratio hedging result was €55 million in the third quarter of 2020 versus €146 million in the third quarter of 2019. The €91 million decrease was mainly due to a lower capital charge received from ING's non-eurozone entities. The pre-tax result of Other Group Treasury amounted to €-67 million versus €-65 million in the year-ago quarter and includes items such as the isolated legacy funding costs (mainly negative interest results) caused by the replacement of short-term funding with long-term funding during 2012 and 2013.

The Other Corporate Line result before tax, which includes items like shareholder expenses and unallocated income and other expenses, dropped to €-102 million from €-39 million one year ago. This deterioration mainly reflects the aforementioned VAT refund recognised in the third quarter of 2019.

16

ING Press Release 3Q2020

Consolidated Balance Sheet

Consolidated balance sheet

in € million	30 Sep. 20	30 Jun. 20	31 Dec. 19		30 Sep. 20	30 Jun. 20	31 Dec. 19
Assets				**Liabilities**			
Cash and balances with central banks	111,081	118,971	53,202	Deposits from banks	78,173	78,649	34,826
Loans and advances to banks	29,019	30,664	35,136	Customer deposits	605,620	605,798	574,433
Financial assets at fair value through profit or loss	112,371	111,110	96,187	- savings accounts	335,655	334,343	326,942
- trading assets	52,592	53,781	49,254	- credit balances on customer accounts	247,092	245,529	224,022
- non-trading derivatives	2,752	2,488	2,257	- corporate deposits	22,192	25,183	22,329
- designated as at fair value through profit or loss	3,890	3,700	3,076	- other	681	743	1,140
- mandatorily at fair value through profit or loss	53,137	51,142	41,600	Financial liabilities at fair value through profit or loss	90,830	90,641	77,942
Financial assets at fair value through OCI	37,246	38,993	34,468	- trading liabilities	32,089	35,745	28,042
- equity securities fair value through OCI	1,817	1,998	2,306	- non-trading derivatives	2,449	2,435	2,215
- debt securities fair value through OCI	34,248	35,650	30,483	- designated as at fair value through profit or loss	56,292	52,461	47,684
- loans and advances fair value through OCI	1,180	1,345	1,680	Other liabilities	14,263	16,591	14,766
Securities at amortised cost	50,526	51,085	46,108	Debt securities in issue	95,972	121,138	118,528
Loans and advances to customers	601,414	616,709	611,765	Subordinated loans	16,393	16,697	16,588
- customer lending	607,599	622,738	616,355	**Total liabilities**	**901,251**	**929,515**	**837,082**
- provision for loan losses	-6,185	-6,029	-4,590				
Investments in associates and joint ventures	1,467	1,775	1,790	**Equity**			
Property and equipment	2,987	3,086	3,172	Shareholders' equity	54,204	54,305	53,769
Intangible assets	1,418	1,586	1,916	Non-controlling interests	1,025	1,022	893
Other assets	8,952	10,864	7,999	**Total equity**	**55,230**	**55,327**	**54,662**
Total assets	**956,481**	**984,842**	**891,744**	**Total liabilities and equity**	**956,481**	**984,842**	**891,744**

ING Group's total balance sheet decreased by €28.4 billion to €956.5 billion in the third quarter of 2020, including €7.4 billion of negative currency impacts. The decrease was mainly due to lower loans and advances to customers and lower cash and balances with central banks. On the liability side of the balance sheet, the main decline was in debt securities in issue; customer deposits also showed a slight decrease.

Net core lending decreased by €6.9 billion in the third quarter of 2020, while the net growth in customer deposits was €3.4 billion. ING Group's loan-to-deposit ratio was 0.99 at the end of September 2020 versus 1.02 at the end of June 2020.

Cash and balances with central banks

Cash and balances with central banks decreased by €7.9 billion to €111.1 billion. The decrease was related to lower debt securities in issue.

Loans and advances to and deposits from banks

Loans and advances to banks decreased by €1.6 billion to €29.0 billion, while deposits from banks decreased by €0.5 billion.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss increased by €1.3 billion to €112.4 billion. The quarterly increase was mainly due to €2.3 billion of higher reverse repos mandatorily at fair value through profit or loss, while trading assets were €1.2 billion lower. Financial liabilities at fair value through profit or loss were up by €0.2 billion. This amount consisted of €3.8 billion of higher financial liabilities designated at fair value through profit or loss (including €5.1 billion of increased repos), the impact of which was largely offset by €3.7 billion of lower trading liabilities (mainly repos and trading derivatives). Financial assets and liabilities at fair value through profit or loss consist predominantly of derivatives, securities and (reverse) repos, and are mainly used to facilitate client needs.

Financial assets at fair value through OCI

Financial assets at fair value through other comprehensive income (OCI) decreased by €1.7 billion to €37.2 billion, mainly due to €1.4 billion of lower debt securities (mainly government bonds).

Securities at amortised cost

Securities at amortised cost decreased by €0.6 billion to €50.5 billion, mainly due to lower investments in government bonds and covered bonds.

Loans and advances to customers

Loans and advances to customers decreased by €15.3 billion to €601.4 billion. This was due to a €15.1 billion decline in customer lending and a €0.2 billion increase in loan loss provisions. When adjusted for €4.8 billion of negative currency impacts, customer lending decreased by €10.3 billion.

ING Press Release 3Q2020

17

Consolidated Balance Sheet

After also excluding a €3.0 billion decrease in short-term Treasury lending and a €0.3 billion decline in the WUB and Lease run-off portfolios, as well as €0.1 billion of positive valuation adjustment in hedged mortgages, net core lending decreased by €6.9 billion. Of this amount, net core lending at Wholesale Banking was €8.0 billion lower. This was mainly due to a €6.4 billion decrease in Lending (largely repayments of term loans and the further reduced utilisation of protective drawings on revolving credit facilities after a spike at the end of March 2020) and a €1.8 billion decline in Daily Banking & Trade Finance (mainly related to Trade & Commodity Finance). Net core lending in Retail Banking grew by €1.1 billion, almost fully due to a €1.0 billion increase in mortgage lending (mainly in Germany).

Customer deposits

Customer deposits decreased by €0.2 billion to €605.6 billion. When adjusted for €2.1 billion of negative currency impacts and a €1.5 billion decrease in clients' short-term Treasury deposits, net customer deposits grew by €3.4 billion. This was due to a €4.4 billion increase in Retail Banking, including €3.6 billion of higher balances in current accounts and €0.8 billion of increased savings and deposits. Net customer deposits in Wholesale Banking decreased by €1.0 billion due to €0.6 billion of lower balances in Payments & Cash Management, €0.3 billion of lower other deposits and a €0.3 billion decrease in Financial Markets (attributable to money markets activities).

Debt securities in issue

Debt securities in issue decreased by €25.2 billion to €96.0 billion. This was mainly due to a €21.4 billion decrease of certificates of deposit/commercial paper (CD/CPs) related to lower lending levels and the strong growth of customer deposits in the first half of 2020. Other debt securities, mainly long-term debt, were €3.8 billion lower as maturities and negative currency impacts outpaced new issuances (including a $1 billion green bond issuance in July 2020).

Shareholders' equity

Shareholders' equity decreased slightly by €0.1 billion to €54.2 billion, as the third-quarter 2020 net result of €788 million was offset by a €690 million decrease of the currency translation reserve (as the euro appreciated against the USD, TRY and other currencies), €141 million of negative unrealised revaluations of equity securities (partly due to a decrease in the valuation of our stake in Bank of Beijing), and a €107 million negative change in the cashflow hedge reserve.

Shareholders' equity per share decreased to €13.90 as of 30 September 2020 from €13.92 as of 30 June 2020.

Change in shareholders' equity

In € million	3Q2020	2Q2020
Shareholders' equity beginning of period	**54,305**	**54,334**
Net result for the period	788	299
Unrealised revaluations of equity securities	-141	11
Unrealised revaluations of debt instruments	54	99
Realised gains/losses debt instruments transferred to profit or loss	-4	-12
Change in cashflow hedge reserve	-107	142
Realised and unrealised other revaluations	-32	14
Change in liability credit reserve	-16	-453
Defined benefit remeasurement	-39	-85
Exchange rate differences	-690	-52
Change in treasury shares	-6	3
Change in employee stock options and share plans	5	2
Changes in the composition of the group	0	0
Dividend	0	0
Other changes	87	3
Total changes	**-101**	**-28**
Shareholders' equity end of period	**54,204**	**54,305**

Shareholders' equity

In € million	30 Sep. 20	30 Jun. 20
Share premium/capital	17,128	17,128
Revaluation reserve equity securities	1,130	1,270
Revaluation reserve debt instruments	250	200
Revaluation reserve cashflow hedge	1,602	1,709
Other revaluation reserves	231	262
Defined benefit remeasurement reserve	-291	-252
Currency translation reserve	-3,419	-2,729
Treasury shares	-9	-3
Liability credit reserve	-119	-103
Retained earnings and other reserves	35,946	35,855
Net result year to date	1,757	969
Total	**54,204**	**54,305**

18

ING Press Release 3Q2020

Risk Management

ING Group: Total credit outstandings[6]

in € million	Credit outstandings 30 Sep. 2020	Credit outstandings 30 Jun. 2020	Stage 2 30 Sep. 2020	Stage 2 30 Jun. 2020	Stage 2 ratio 30 Sep. 2020	Stage 2 ratio 30 Jun. 2020	Stage 3 30 Sep. 2020	Stage 3 30 Jun. 2020	Stage 3 ratio 30 Sep. 2020	Stage 3 ratio 30 Jun. 2020
Residential mortgages Netherlands	112,977	113,680	6,057	6,453	5.4%	5.7%	1,114	1,133	1.0%	1.0%
Other lending Netherlands	49,200	47,592	8,395	5,759	17.1%	12.1%	1,165	1,265	2.4%	2.7%
of which Business lending Netherlands	25,378	26,009	5,628	4,106	22.2%	15.8%	942	1,008	3.7%	3.9%
Residential mortgages Belgium	40,865	41,061	3,700	3,866	9.1%	9.4%	1,411	1,354	3.5%	3.3%
Other lending Belgium	68,467	69,120	8,699	4,733	12.7%	6.8%	1,827	1,904	2.7%	2.8%
of which Business lending Belgium	45,686	45,279	7,889	3,925	17.3%	8.7%	1,513	1,600	3.3%	3.5%
Retail Benelux	**271,509**	**271,452**	**26,851**	**20,812**	**9.9%**	**7.7%**	**5,517**	**5,655**	**2.0%**	**2.1%**
Residential mortgages Germany	77,790	76,176	1,593	1,538	2.0%	2.0%	384	388	0.5%	0.5%
Other lending Germany	30,433	27,894	870	855	2.9%	3.1%	314	309	1.0%	1.1%
Residential mortgages Other C&G Markets	70,146	70,359	1,846	1,901	2.6%	2.7%	636	612	0.9%	0.9%
Other lending Other C&G Markets	34,647	32,216	2,810	3,667	8.1%	11.4%	1,502	1,597	4.3%	5.0%
Retail Challengers & Growth Markets	**213,015**	**206,645**	**7,119**	**7,962**	**3.3%**	**3.9%**	**2,836**	**2,907**	**1.3%**	**1.4%**
Lending	157,697	168,342	20,102	21,483	12.7%	12.8%	3,822	3,518	2.4%	2.1%
Daily Banking & Trade Finance	53,090	55,533	2,805	3,377	5.3%	6.1%	475	511	0.9%	0.9%
Financial Markets	10,715	2,998	22	11	0.2%	0.4%		-	0.0%	0.0%
Treasury & Other	50,428	72,658	327	460	0.6%	0.6%	126	136	0.3%	0.2%
Wholesale Banking	**271,929**	**299,530**	**23,256**	**25,331**	**8.6%**	**8.5%**	**4,424**	**4,165**	**1.6%**	**1.4%**
Total loan book	**756,453**	**777,627**	**57,226**	**54,106**	**7.6%**	**7.0%**	**12,777**	**12,727**	**1.7%**	**1.6%**

[6] Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (off balance positions) and Corporate Line.

ING Group's Stage 2 ratio increased in the third quarter to 7.6% due to additions to the watch list for business lending clients in Retail Benelux, and the Stage 3 ratio increased slightly to 1.7% as the size of the loan book decreased.

Covid-19

ING continues to closely monitor the ongoing Covid-19 pandemic, as signs of a second wave of the Covid-19 pandemic have become visible across Europe and several countries have again tightened lockdown measures. Our staff is still largely working from home, supported with the appropriate tools. A central ING team provides guidance on health and safety measures, travel advice and business continuity. As the situation differs from country to country, ING is following local government guidelines in its response to the Covid-19 pandemic. Based on the potential economic and social implications for the countries and sectors where ING is active, mitigating actions have been implemented and will be adapted as necessary as we continue to support our customers during these challenging times.

Credit risk management

The measures implemented by ING in the first quarter of 2020 remained in force during the third quarter. As of end of September, approximately 205,000 customers had been granted payment holidays in the context of the Covid-19 pandemic. The total exposure of loans for which a payment holiday was granted amounts to €19.9 billion, of which over 55% were for customers located in the Netherlands and Belgium. The payment holiday schemes offered in the various countries differ slightly in terms of their scope, duration and key conditions. In line with the guidance from European regulators and bank supervisors (EBA, ESMA and ECB), credit facilities that benefit from a payment holiday are not automatically considered as forbearance. The EBA announced in the third quarter that the application date for its Guidelines related to moratoria would end on 30 September 2020, meaning that all new payment holidays after this date are individually assessed for forbearance and unlikely-to-pay under normal ING policy requirements. ING continues to carefully assess the creditworthiness of every customer and, if deemed necessary, credit facilities are qualified as forborne.

ING's total credit outstandings decreased versus the previous quarter as a result of a reduction in cash and balances with central banks. Stage 2 outstandings rose by €3.1 billion to €57.2 billion, mainly within Business lending Netherlands and Belgium. The transfer of clients to the watch list and the worsened outlook of high-risk industries triggered stage migration. Consequently, the Stage 2 ratio increased to 7.6% in the third quarter of 2020 from 7.0% in the previous quarter. ING Group's Stage 3 amount increased slightly by €0.1 billion

ING Bank: Stock of provisions[7]

in € million	30 Sep. 2020	30 Jun. 2020	Change
Stage 1 12-month ECL	744	716	28
Stage 2 Lifetime ECL not credit impaired	1,537	1,412	125
Stage 3 Lifetime ECL credit impaired	3,994	3,979	15
Purchased credit impaired	4	5	-1
Total	**6,279**	**6,112**	**167**

[7] At the end of September 2020, the stock of provisions included provisions for loans and advances to central banks (€5 million), loans and advances to banks (€22 million), financial assets at FVOCI (€17 million), securities at amortised cost (€24 million), provisions for loans and advances to customers (€6,185 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€25 million).

ING Press Release 3Q2020 19

Risk Management

to €12.8 billion in the third quarter of 2020. Combined with the reduction in ING's total credit outstandings, the Stage 3 ratio increased slightly to 1.7% in the third quarter of 2020 from 1.6% in the previous quarter. The Stage 3 ratio for Wholesale Banking rose to 1.6% (due to some individual files in the third quarter) from 1.4% in the previous quarter. For Retail Banking, the Stage 3 ratio improved slightly for both business lines following a decrease in Stage 3 amount of €0.1 billion for both Retail Benelux and Retail Challengers & Growth Markets, to respectively €5.5 billion and €2.8 billion.

In the third quarter, ING Group's stock of provisions increased by €0.2 billion to €6.3 billion. The increase is mainly in Stage 1 and Stage 2 collective provisions, reflecting the risk related to payment holidays and remaining uncertainty around the macro-economic outlook. Provisions in Stage 3 remained almost stable. The Stage 3 coverage ratio was unchanged at 31.3%. ING Group's loan portfolio consists predominantly of asset-based and secured loans, including residential mortgages, project- and asset-based finance, and real estate finance.

Market risk

In the third quarter of 2020, the average Value-at-Risk (VaR) for ING Group's trading portfolio decreased to €30 million from €39 million in the previous quarter, mainly due to a decrease in macro hedges and xVA hedges per end of the second quarter of 2020. Compared with the second quarter of 2020, the minimum of the total overnight VaR decreased to €26 million from €29 million, while the maximum decreased to €33 million from €48 million.

ING Group: Consolidated VaR trading books

In € million	Minimum	Maximum	Average	Quarter-end
Foreign exchange	2	3	2	2
Equities	2	4	2	4
Interest rate	21	34	29	21
Credit spread	13	20	16	17
Diversification			20	18
Total VaR[1]	**26**	**33**	**30**	**26**

[1] The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on different dates.

Non-financial risk

As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti-Money Laundering (AML) matters, and in the context of significantly increased attention on the prevention of financial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING's internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes, and also have resulted in, and may continue to result in, findings, or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we seek to improve our management of non-financial risks in terms of policies, tooling, monitoring, governance, knowledge and behaviour.

ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement, have filed requests with the Court of Appeal in The Netherlands to reconsider the prosecutor's decision to enter into the settlement agreement with ING and not to prosecute ING or (former) ING employees and that the Court is taking procedural steps as part of a diligent process before entering into its final decision making, or have filed or may file requests for disciplinary proceedings against ING employees based on the Dutch Banker's oath.

Also, as previously disclosed in March 2019, ING was informed by the Banca d'Italia of their report containing their conclusions regarding shortcomings in AML processes at ING's Italian branch, which was prepared based on an inspection conducted from October 2018 until January 2019. ING Italy has been engaged in discussions with Banca d'Italia and Italian judiciary authorities. In February 2020, the Court of Milan confirmed and approved a plea bargain agreement with the Italian judiciary authorities. As a consequence, ING Italy has paid an administrative fine and disgorgement of profit. In addition, in February 2020, the Banca d'Italia imposed an administrative fine on ING Italy. Both amounts had already been provisioned in previous quarters. In September 2020, the Banca d'Italia announced that the ban on onboarding new customers at ING Italy, imposed in March 2019, has been removed. The decision follows the comprehensive steps undertaken by ING Italy to strengthen its processes and management of KYC compliance risks.

ING continues to take steps to enhance its management of compliance risks and embed stronger awareness across the whole organisation. These steps are part of the global KYC programme and set of initiatives, which include enhancing KYC files and working on various structural improvements in compliance policies, tooling, monitoring, governance, knowledge and behaviour.

20

ING Press Release 3Q2020

Capital, Liquidity and Funding

ING Group: Capital position		
in € million	30 Sep. 2020	30 Jun. 2020
Shareholders' equity (parent)	54,204	54,305
- Interim profit not included in CET1 capital[1]	-2,541	-1,754
- Other regulatory adjustments	-3,876	-4,330
Regulatory adjustments	-6,417	-6,083
Available common equity Tier 1 capital	**47,787**	**48,222**
Additional Tier 1 securities[2]	5,865	6,085
Regulatory adjustments additional Tier 1	48	54
Available Tier 1 capital	**53,700**	**54,361**
Supplementary capital - Tier 2 bonds[3]	9,567	9,696
Regulatory adjustments Tier 2	-898	-914
Available BIS capital	**62,369**	**63,143**
Risk-weighted assets	312,307	322,234
Common equity Tier 1 ratio	**15.3%**	**15.0%**
Tier 1 ratio	17.2%	16.9%
Total capital ratio	20.0%	19.6%
Leverage Ratio	**4.7%**	**4.3%**

[1] The interim profit not included in CET1 capital ING Group as per 30 September 2020 was €2,541 million, of which €788 million relates to the result of 2020 and €1,754 million relates to the result of 2019.
[2] Including €4,882 million which is CRR/CRD IV-compliant (2Q2020: €5,103 million) and €982 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2020: €982 million).
[3] Including €9,414 million which is CRR/CRD IV-compliant (2Q2020: €9,546 million), and €153 million to be replaced as capital recognition is subject to CRR/CRD IV grandfathering rules (2Q2020: €150 million).

ING Group's CET1 ratio increased by 0.3% to 15.3% from the previous quarter, despite reserving the full 3Q2020 interim profit (€788 million) for dividend. The increase in the CET1 ratio was mainly due to lower RWA, which was mainly driven by lower volumes (€2.9 billion), positive risk migration (€1.4 billion) and lower market RWA (€2.3 billion).

The liquidity position remained robust as the 12-month moving average Liquidity Coverage Ratio (LCR) increased to 132% in the third quarter.

New CET1 ambition and distribution policy

ING has changed its CET1 ambition from the current level of around 13.5% to around 12.5%, reflecting among others a structural reduction of capital requirements and increased visibility of expected regulatory RWA inflation. The reductions of capital requirements reflect the application of Art.104a of the Capital Requirements Directive, which allowed ING to replace CET1 capital with AT1/T2 capital, as well as a reduction of the Systemic Risk Buffer. ING's new ambition level of around 12.5% is still comfortably above the current MDA level of 10.51%, implying a management buffer of ~200 basis points. Given the current uncertainty caused by Covid-19, we will manage the CET1 ratio at a level well above 12.5% until there is more clarity on how the economy will emerge from the Covid-19 pandemic.

ING has decided to change its distribution policy from a progressive dividend to a pay-out ratio of 50% of resilient net profit (excluding extraordinary items). The 50% pay-out may be in the form of cash or a combination of cash and share repurchases. Any dividend or capital distribution is subject to prevailing ECB recommendation.

Capital ratios

ING Group's CET1 ratio increased 0.3%-point to 15.3% in the third quarter of 2020. ING's CET1 capital decreased by €0.4 billion to €47.8 billion, mainly due to €0.7 billion of negative currency impacts (as the euro appreciated against the USD, TRY and other currencies), as well as to €0.1 billion of lower debt and equity revaluation reserves. This was partly offset by €0.3 billion in other capital movements, primarily the impact of intangibles (€0.2 billion, mainly related to Maggie) and the transitional arrangements of IFRS 9 (€0.1 billion). The third-quarter 2020 interim profit of €788 million has not been included in CET1 capital.

ING Group's Tier 1 ratio (including grandfathered securities) increased to 17.2% at the end of September 2020, mirroring trends in the CET1 ratio. The total capital ratio (including grandfathered securities) increased to 20.0%. No Additional Tier 1 or Tier 2 securities were issued or redeemed during this quarter.

The leverage ratio of ING Group according to the Delegated Act (including grandfathered securities) takes into account the impact of grossing up the notional cash pool activities. In a press release on 17 September 2020, the ECB authorised the temporary exclusion of certain central bank exposures from the leverage ratio. As a result, ING's leverage ratio on 30 September 2020 temporarily increased to 4.7% due to the exclusion of €91.2 billion of central bank balances from leverage exposure. This temporary exclusion is allowed until June 2021. Without the exclusion, the leverage ratio would have been 4.4%.

Risk-weighted assets

At the end of September 2020, ING Group's total RWA amounted to €312.3 billion, which is €9.9 billion lower than at the end of the previous quarter. At comparable FX rates, total RWA decreased by €6.7 billion. Excluding the effect of FX rate changes, credit RWA decreased by €7.3 billion when

ING Press Release 3Q2020

21

Capital, Liquidity and Funding

compared to the previous quarter. This decrease is mainly explained by lower lending volumes (€2.9 billion), primarily in Wholesale Banking, and positive risk migration (€1.4 billion), mainly due to a reduction of loan exposures being higher than the reduction in cover values. Credit RWA were furthermore reduced by changes in IRB equity positions (€0.9 billion, mainly due to an impairment of €230 million on ING's stake in TMB), and changes in other on-balance assets (€0.5 billion). The impact of model updates was limited despite a €1.5 billion TRIM add-on for large corporates.

Operational RWA increased by €2.9 billion to €39.9 billion due to Advanced Measurement Approach (AMA) model updates. Market RWA decreased by €2.3 billion to €8.3 billion, mostly due to a reduction in exposures. FX movements reduced total RWA in the third quarter by €3.2 billion.

ING Group: Composition of RWA

in € billion	30 Sep. 2020	30 Jun. 2020
Credit RWA	264.1	274.6
Operational RWA	39.9	37.1
Market RWA	8.3	10.6
Total RWA	**312.3**	**322.2**

TLAC and MREL requirements

Total Loss Absorption Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group and are currently set at 16% of RWA and 6% of Leverage Ratio exposure. The available TLAC capacity consists of own funds and senior debt instruments. ING Group meets the TLAC requirements with a TLAC ratio as per 30 September 2020 of 27.7% of RWA and 7.5% of Leverage Ratio exposure.

ING Group: TLAC requirement

in € million	30 Sep. 2020	30 Jun. 2020
TLAC capacity	86,643	86,690
TLAC (as a percentage of RWA)	27.7%	26.9%
TLAC (as a percentage of leverage exposure)	7.5%	6.9%
TLAC surplus (shortage) based on LR	**17,719**	**11,386**
TLAC surplus (shortage) based on RWA	**36,674**	**35,133**

ING Group shall, by 31 December 2023, comply with MREL on a consolidated basis at the level of 10.54% TLOF (approximately 28.58% of RWA, based on year-end 2017 balance sheet and capital requirements). However, intermediate targets will apply (binding per 1 January 2022).

In 2021, European banks, including ING, will receive a new MREL requirement which will be RWA- and LR-based, and result from the implementation of BRRD2 as per year-end 2020. For ING, the RWA-based requirement is expected to be the most binding. ING Group aims to grow into its MREL requirement during the transitional period.

Liquidity and funding

ING holds a buffer of High Quality Liquid Assets (HQLA) to ensure sufficient liquidity in times of stress. The adequacy of this buffer is measured by the Liquidity Coverage Ratio (LCR). In the third quarter of 2020, ING's 12-month moving average LCR increased to 132% from 130% in the previous quarter. The increase was supported by the combination of lower demand for credit and continued inflow of customer deposits.

LCR 12-month moving average

in € billion	30 Sep. 2020	30 Jun. 2020
Level 1	132.0	128.1
Level 2A	5.1	5.1
Level 2B	3.8	4.2
Total HQLA	**141.0**	**137.5**
Stressed Outflow	**196.3**	**198.5**
Stressed Inflow	**89.8**	**92.4**
LCR	**132%**	**130%**

ING's funding mix remains well-diversified. It consists mainly of retail deposits, in addition to corporate deposits, interbank and long-term-debt, including capital. This combination creates a stable source of long-term funding. Compared to the second quarter of 2020, there were no major fluctuations in the funding mix during the third quarter of 2020.

ING Group: Loan-to-deposit ratio and funding mix

in %	30 Sep. 2020	30 Jun. 2020
Loan-to-deposit ratio	0.99	1.02
Key figures		
Customer deposits (retail)	50%	49%
Customer deposits (corporate)	20%	20%
Lending / repurchase agreement	7%	6%
Interbank	9%	9%
CD/CP	3%	5%
Long-term senior debt	9%	9%
Subordinated debt	2%	2%
Total[1]	**100%**	**100%**

[1] Liabilities excluding trading securities and IFRS equity.

ING's long-term debt position decreased by €3.5 billion versus the second quarter of 2020. The delta can be explained by the new issuance of €0.9 billion of Green HoldCo senior instruments, maturities of €3.8 billion, and €0.6 billion of other impacts (mainly FX).

Long-term debt maturity ladder per currency, 30 September 2020

in € billion	Total	'20	'21	'22	'23	'24	'25	'26	>'26
EUR	60	3	10	8	5	1	4	5	24
USD	19	0	2	4	3	1	0	2	6
Other	9	0	2	1	1	1	0	1	1
Total	**88**	**4**	**14**	**13**	**9**	**3**	**4**	**9**	**31**

Ratings

The ratings from S&P, Moody's and Fitch remained unchanged in the quarter. On 15 September 2020, Fitch removed ING Groep's and ING Bank's Issuer Default Rating (IDRs), Viability Rating (VRs) and debt ratings from Rating Watch Negative (RWN) and assigned Negative Outlooks.

Main credit ratings of ING on 4 November 2020

	Standard & Poor's		Moody's		Fitch	
	Rating	Outlook	Rating	Outlook	Rating	Outlook
ING Groep N.V.	A-	Negative	Baa1	Stable	A+	Negative
ING Bank N.V.	A+	Stable	Aa3	Stable	AA-	Negative

22

ING Press Release 3Q2020

23 Source: ING Economics Department ING Press Release 3Q2020 Economic Environment Economic activity Following the second - quarter slowdown in economic activity caused by lockdowns worldwide, activity growth resumed in the third quarter of 2020 as indicated by business surveys in the US and the eurozone. However, the pace of the economic recovery may be diﬃcult to maintain in the fourth quarter as countries in Europe have started to introduce new restrictive measures to fight the surge in Covid - 19 cases. Index Eurozone composite PMI US composite PMI 1 July 30 Sept. 2020 2020 1 Jan. 1 Apr. 1 July 2019 2019 2019 1 Oct. 2019 1 Oct. 2018 1 Apr. 2020 1 Jan. 2020 70 60 50 40 30 20 10 Consumer confidence Eurozone consumer confidence continued to recover in the third quarter following the record low in April. However, current confidence levels still reveal a high level of concern regarding possible future unemployment rates. - 5 - 10 - 15 - 20 - 25 1 Oct. 1 Jan. 1 Apr. 2018 2019 2019 C - ,m"#,!# ',"'!a2 - 0 Index 0 1 July 30 Sept. 2020 2020 1 Oct. 2019 1 July 2019 1 Apr. 2020 1 Jan. 2020 Euro - dollar The euro - dollar exchange rate stabilised in the third quarter, as the reversal of dollar liquidity positions came to an end amid the alleviation of the acute financial stress at the beginning of the pandemic. The ECB has not yet addressed the persistently low inflation, which is causing increasing pressure to commit to providing more stimulus. USD per 1 EUR 1.0 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 30 Sept. 2018 2019 2019 2019 2019 2020 2020 2020 2020 EUR/USD 1.1 1.2 1.3 Interest rates US 10 - year swap rates rose slightly in the third quarter, reflecting the prospect for a fiscal stimulus package in the US, where bold action would make a material diﬀerence to long - term recovery prospects. More broadly, interest rates remained low as both the ECB and Fed signalled that stimulus remained the primary focus of monetary policy. Percentages Eurozone 10 yr swap Eurozone 3m interbank US 10 yr swap US 3m interbank - 1 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 30 Sept. 2018 2019 2019 2019 2019 2020 2020 2020 2020 4 3 2 1 0 Stock markets US stocks resumed their upward trend in the third quarter, passing their pre - Covid - 19 crisis peak before experiencing a small correction at the beginning of September. Stocks in the eurozone continued to trade below pre - Covid - 19 averages. Index 1,000 200 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 30 Sept. 2018 2019 2019 2019 2019 2020 2020 2020 2020 S&P 500 (lhs) Europe Stoxx 600 (rhs) 2,000 400 3,000 4 ,000 600 800 Credit spreads Credit spreads tightened further over the course of the third quarter. The rapid start of economic recovery and support from central bank asset purchase programs helped credit spreads to return to pre - crisis levels. Basis points 400 300 200 100 0 1 Oct. 1 Jan. 1 Apr. 1 July 1 Oct. 1 Jan. 1 Apr. 1 July 30 Sept. 2018 2019 2019 2019 2019 2020 2020 2020 2020 iTraxx Main 5 yr (Europe) CDX IG 5 yr (US)

Appendix

Consolidated profit or loss account: ING Group

Profit or loss account

	Total		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019
Net interest income	3,329	3,529	2,405	2,483	909	938	15	108
Net fee and commission income	734	747	479	454	253	294	2	0
Investment income	103	104	102	105	2	1	0	-1
Other income	120	246	-52	143	210	127	-39	-23
Total income	**4,286**	**4,626**	**2,934**	**3,183**	**1,374**	**1,359**	**-22**	**84**
Expenses excl. regulatory costs	2,502	2,334	1,763	1,629	644	657	95	49
Regulatory costs	111	106	99	94	8	11	5	1
Operating expenses	**2,613**	**2,440**	**1,861**	**1,723**	**652**	**668**	**100**	**49**
Gross result	**1,673**	**2,187**	**1,073**	**1,460**	**722**	**692**	**-122**	**35**
Addition to loan loss provisions	469	276	324	160	145	116	-0	-0
Result before tax	**1,204**	**1,911**	**749**	**1,301**	**577**	**576**	**-122**	**35**
Taxation	389	543	222	345	161	164	5	34
Non-controlling interests	27	23	23	22	4	1	-	-0
Net result	**788**	**1,344**	**503**	**933**	**412**	**410**	**-127**	**1**

Profitability and efficiency

	Total		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019
Cost/income ratio	61.0%	52.7%	63.4%	54.1%	47.4%	49.1%	n.a.	n.a.
Return on IFRS-EU equity[1]	6.0%	10.5%						

[1] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

Profit or loss account

	Total		of which: Retail Banking		of which: Wholesale Banking		of which: Corporate Line Banking	
In € million	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019
Net interest income	10,260	10,481	7,298	7,352	2,773	2,769	188	361
Net fee and commission income	2,240	2,133	1,426	1,307	814	832	-1	-6
Investment income	144	279	135	147	8	15	0	118
Other income	824	973	353	588	558	361	-87	23
Total income	**13,468**	**13,867**	**9,213**	**9,394**	**4,153**	**3,977**	**101**	**497**
Expenses excl. regulatory costs	7,465	6,960	4,995	4,766	2,222	1,951	248	243
Regulatory costs	774	718	610	566	158	154	5	-2
Operating expenses	**8,239**	**7,678**	**5,605**	**5,332**	**2,380**	**2,105**	**254**	**241**
Gross result	**5,229**	**6,190**	**3,608**	**4,062**	**1,773**	**1,872**	**-153**	**256**
Addition to loan loss provisions	2,466	692	1,063	414	1,400	278	3	-0
Result before tax	**2,763**	**5,497**	**2,545**	**3,648**	**373**	**1,593**	**-155**	**256**
Taxation	942	1,526	767	1,007	184	374	-9	145
Non-controlling interests	63	70	51	61	12	9	-0	-0
Net result	**1,757**	**3,901**	**1,726**	**2,580**	**177**	**1,210**	**-146**	**110**

Profitability and efficiency

	Total		Retail Banking		Wholesale Banking		Corporate Line Banking	
In € million	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019
Cost/income ratio	61.2%	55.4%	60.8%	56.8%	57.3%	52.9%	n.a.	n.a.
Return on IFRS-EU equity[1]	4.5%	10.3%						

[1] Annualised net result divided by average IFRS-EU shareholders' equity excluding interim profit not included in CET1 capital.

24

ING Press Release 3Q2020

Appendix

Consolidated profit or loss account: Geographical split

Geographical split of the segments: Consolidated profit or loss account

	Total		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019	3Q2020	3Q2019
Net interest income	3,329	3,529	1,034	1,057	523	556	519	538	439	449	396	400	403	422	14	106
Net fee and commission income	734	747	249	258	132	132	104	85	68	70	78	75	101	127	2	-0
Investment income	103	104	3	2	1	1	3	5	0	0	96	97	0	1	0	-1
Other income	120	246	171	20	56	64	25	36	6	3	-155	73	55	72	-39	-21
Total income	**4,286**	**4,626**	**1,457**	**1,337**	**712**	**753**	**651**	**664**	**514**	**523**	**415**	**644**	**560**	**622**	**-23**	**84**
Expenses excl. regulatory costs	2,502	2,334	677	692	421	437	290	269	464	326	267	275	285	288	97	48
Regulatory costs	111	106	25	26	-0	-2	19	15	19	22	42	41	2	3	5	1
Operating expenses	**2,613**	**2,440**	**702**	**717**	**421**	**436**	**309**	**284**	**483**	**348**	**309**	**316**	**286**	**291**	**102**	**48**
Gross result	**1,673**	**2,187**	**755**	**619**	**291**	**317**	**342**	**380**	**31**	**176**	**106**	**328**	**273**	**331**	**-125**	**35**
Addition to loan loss provisions	469	276	129	19	130	62	19	2	43	35	66	72	83	86	-0	-0
Result before tax	**1,204**	**1,911**	**626**	**601**	**161**	**255**	**323**	**377**	**-12**	**141**	**40**	**256**	**191**	**245**	**-125**	**35**
Retail Banking	749	1,301	540	535	92	207	217	268	-105	55	5	236	-	-	-	-
Wholesale Banking	577	576	86	66	69	48	106	110	93	86	35	20	191	245	-3	1
Corporate Line	-122	35	-	-	-	-	-	-	-	-	-	-	-	-	-122	35
Result before tax	**1,204**	**1,911**	**626**	**601**	**161**	**255**	**323**	**377**	**-12**	**141**	**40**	**256**	**191**	**245**	**-125**	**35**
Taxation	389	543	158	160	42	77	99	123	7	46	38	38	45	71	-1	28
Non-controlling interests	27	23	-0	-0	0	0	1	1	-	-	27	23	-	-	-	-0
Net result	**788**	**1,344**	**468**	**441**	**119**	**178**	**222**	**254**	**-19**	**95**	**-25**	**195**	**146**	**174**	**-124**	**8**
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.9	296.5	111.4	113.2	38.7	39.4	78.8	75.8	57.6	56.9	12.6	11.2	0.0	0.0	0.0	0.0
Other lending	308.7	320.9	73.5	77.2	66.5	66.5	43.7	46.1	32.7	33.1	25.2	27.3	66.6	70.2	0.4	0.4
Customer deposits	605.6	574.2	197.7	176.4	108.3	110.5	142.9	138.1	98.7	94.9	46.9	41.4	11.1	12.9	0.0	0.0
Profitability and efficiency																
Cost/income ratio	61.0%	52.7%	48.2%	53.7%	59.1%	57.9%	47.5%	42.8%	94.0%	66.4%	74.5%	49.0%	51.2%	46.8%	n.a.	57.8%
Return on equity based on 13.5% CET1[2]	7.6%	12.7%	18.8%	16.2%	6.4%	9.7%	14.1%	16.9%	-1.6%	7.9%	0.2%	15.5%	6.7%	8.7%	-135.5%	7.2%
Employees (internal FTEs, end of period)	56,492	53,981	16,675	15,601	8,936	9,279	6,031	5,307	6,115	5,375	14,984	14,634	3,739	3,779	12	6
Risk																
Risk costs in bps of average customer lending	30	18	27	4	49	23	6	1	19	16	69	75	48	49	-10	-4
Risk-weighted assets (end of period, in € billion)	312.3	319.7	73.6	81.6	54.8	53.9	47.0	44.3	34.8	35.5	37.8	41.0	61.6	60.5	2.7	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] After-tax return divided by average equity based on 13.5% of RWA (annualised).

ING Press Release 3Q2020

25

Appendix

Consolidated profit or loss account: Geographical split

Geographical split of the segments: Consolidated profit or loss account

	Total		Netherlands		Belgium		Germany		Other Challengers		Growth Markets		Wholesale Banking Rest of World		Other[1]	
In € million	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019	9M2020	9M2019
Net interest income	10,260	10,481	3,131	3,118	1,613	1,668	1,578	1,599	1,333	1,334	1,195	1,200	1,227	1,209	184	353
Net fee and commission income	2,240	2,133	743	745	434	402	332	226	204	212	210	231	318	324	-1	-7
Investment income	144	279	16	14	19	16	3	25	1	-0	103	105	0	1	1	119
Other income	824	973	354	98	137	225	105	124	19	9	41	232	252	254	-83	31
Total income	**13,468**	**13,867**	**4,245**	**3,974**	**2,203**	**2,311**	**2,018**	**1,974**	**1,557**	**1,555**	**1,548**	**1,767**	**1,797**	**1,789**	**100**	**497**
Expenses excl. regulatory costs	7,465	6,960	2,252	2,018	1,326	1,260	880	851	1,088	918	797	791	871	879	252	244
Regulatory costs	774	718	186	172	221	200	81	87	64	67	157	141	59	52	5	-2
Operating expenses	**8,239**	**7,678**	**2,438**	**2,189**	**1,547**	**1,460**	**961**	**938**	**1,152**	**986**	**953**	**932**	**930**	**931**	**257**	**242**
Gross result	**5,229**	**6,190**	**1,807**	**1,785**	**656**	**851**	**1,057**	**1,036**	**405**	**570**	**595**	**835**	**867**	**858**	**-157**	**255**
Addition to loan loss provisions	2,466	692	449	97	468	161	260	-30	255	127	271	202	761	136	3	-0
Result before tax	**2,763**	**5,497**	**1,358**	**1,689**	**188**	**690**	**797**	**1,066**	**150**	**443**	**324**	**633**	**106**	**722**	**-160**	**255**
Retail Banking	2,545	3,648	1,583	1,667	56	536	711	716	-32	218	227	511	-	-	-	-
Wholesale Banking	373	1,593	-225	22	131	154	86	350	181	225	97	122	106	722	-5	-1
Corporate Line	-155	256	-	-	-	-	-	-	-	-	-	-	-	-	-155	256
Result before tax	**2,763**	**5,497**	**1,358**	**1,689**	**188**	**690**	**797**	**1,066**	**150**	**443**	**324**	**633**	**106**	**722**	**-160**	**255**
Taxation	942	1,526	410	431	67	209	269	356	63	147	109	122	35	120	-11	141
Non-controlling interests	63	70	-1	-1	0	0	3	2	-	-	61	69	-	-	-0	-0
Net result	**1,757**	**3,901**	**949**	**1,258**	**121**	**480**	**525**	**708**	**87**	**296**	**153**	**442**	**71**	**602**	**-149**	**114**
Customer lending/deposits (end of period, in € billion)																
Residential mortgages	298.9	296.5	111.4	113.2	38.7	39.4	78.8	75.8	57.6	56.9	12.6	11.2	-	0.0	0.0	0.0
Other lending	308.7	320.9	73.5	77.2	66.5	66.5	43.7	46.1	32.7	33.1	25.2	27.3	66.6	70.2	0.4	0.4
Customer deposits	605.6	574.2	197.7	176.4	108.3	110.5	142.9	138.1	98.7	94.9	46.9	41.4	11.1	12.9	0.0	0.0
Profitability and efficiency																
Cost/income ratio	61.2%	55.4%	57.4%	55.1%	70.2%	63.2%	47.6%	47.5%	74.0%	63.4%	61.6%	52.7%	51.8%	52.0%	257.2%	48.7%
Return on equity based on 13.5% CET1[2]	5.5%	12.4%	12.3%	16.4%	2.1%	8.8%	11.1%	16.0%	2.4%	8.3%	5.1%	12.1%	1.1%	9.6%	-54.6%	36.3%
Employees (internal FTEs, end of period)	56,492	53,981	16,675	15,601	8,936	9,279	6,031	5,307	6,115	5,375	14,984	14,634	3,739	3,779	12	6
Risk																
Risk costs in bps of average customer lending	53	15	32	7	58	20	28	-3	38	19	93	71	137	26	64	-1
Risk-weighted assets (end of period, in € billion)	312.3	319.7	73.6	81.6	54.8	53.9	47.0	44.3	34.8	35.5	37.8	41.0	61.6	60.5	2.7	2.9

[1] Region Other consists of Corporate Line and Real Estate run-off portfolio.
[2] After-tax return divided by average equity based on 13.5% of RWA (annualised).

26

ING Press Release 3Q2020

Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2019 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid - 19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of financial markets, including in Europe and developing markets, (6) changes in the fiscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9) inflation and deflation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non - compliance with or changes in laws and regulations, including those financial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the eﬀects of cyber - attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under defined benefit retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction . 27 ING Press Release 3Q2020 ING profile ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 55,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability forms an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks by Sustainalytics and MSCI and our ‘A - list’ rating by CDP. ING Group shares are included in major sustainability and Environmental, Social and Governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 3Q2020 results can be found at www.ing.com/3q2020, including a video with CEO Steven van Rijswijk. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr: • ING Group historical trend data • ING Group analyst presentation (also available via SlideShare) For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.